Exhibit 99.2

CONSENT AND SUPPORT AGREEMENT

This consent and support agreement dated as of March 28, 2019 (together with all schedules annexed hereto and incorporated herein, the “Agreement”) is entered into by and among: (i) Bellatrix Exploration Ltd. (the “Company”), and (ii) each of the other signatories to this Agreement (or a Joinder Agreement (as defined herein)) (each a “Consenting Noteholder”, and collectively the “Consenting Noteholders”), with each Consenting Noteholder being a holder of, and/or investment advisor or manager with sole investment discretion with respect to holdings in, the Company’s 8.5% senior unsecured notes due 2020 (“Existing Senior Unsecured Notes”) issued pursuant to the Indenture dated as of May 21, 2015, among the Company, as Issuer, and U.S. National Association, as Trustee (“Existing Senior Unsecured Notes Trustee”), as amended from time to time (the “Existing Senior Unsecured Notes Indenture”), regarding a recapitalization transaction (the “Transaction”) pursuant to which, among other things, all of the Company’s Existing Senior Unsecured Notes will be exchanged for New Second Lien Notes, New Third Lien Notes and New Common Shares (each as defined herein) pursuant to a plan of arrangement (the “CBCA Plan”) to be implemented pursuant to proceedings (the “CBCA Proceedings”) under the Canada Business Corporations Act (the “CBCA”), subject to the terms and conditions set forth in this Agreement and the term sheet attached hereto as Schedule “C” (the “Term Sheet”), and/or as may otherwise be agreed by the Company and the Initial Consenting Noteholders (as defined herein).

Capitalized terms used but not otherwise defined in the main body of this Agreement have the meanings given to them in Schedule “A” hereto or the Term Sheet, as applicable. The Company and the Consenting Noteholders are collectively referred to herein as the “Parties” and each of the Company and each Consenting Noteholder is a “Party”.

In consideration of the covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, each Party, intending to be legally bound hereby, agrees as follows:

1.	Transaction

The principal terms of the Transaction (the “Transaction Terms”) as agreed among the Parties are set forth in this Agreement and the Term Sheet, and will be set forth in the CBCA Plan. The Term Sheet is incorporated herein and made part of this Agreement. In the case of a conflict between the provisions contained in the main body of this Agreement and the Term Sheet, the provisions of the Term Sheet shall govern. In the case of a conflict between the provisions contained in this Agreement or the Term Sheet and the CBCA Plan, the terms of the CBCA Plan shall govern.

2.	Representations and Warranties of the Consenting Noteholders

Each Consenting Noteholder, severally and not jointly, hereby represents and warrants to the Company (and hereby acknowledges that the Company is relying upon such representations and warranties) that:

(a)

as of the date hereof, it (i) is the sole legal and beneficial owner of, or (ii) has the sole voting and investment discretion over, and the power and authority to bind the beneficial owner(s) of, the following:

(i)

Existing Senior Unsecured Notes in the aggregate principal amount set forth on its signature page to this Agreement (or its Joinder Agreement) (such Existing Senior Unsecured Notes being the “Relevant Senior Unsecured Notes”, and the principal amount of the Relevant Senior Unsecured Notes together with all obligations in respect of the Relevant Senior Unsecured Notes, including all accrued and unpaid interest and any other amount that such Consenting Noteholder is entitled to claim in respect of the Relevant Senior Unsecured Notes, being its “Total Senior Unsecured Debt”), and no other Existing Senior Unsecured Notes;

(ii)

First Lien Debt in the aggregate principal amount set forth on its signature page to this Agreement (or its Joinder Agreement) (such First Lien Debt being the “Relevant First Lien Debt”, and the principal amount of the Relevant First Lien Debt together with all obligations in respect of the Relevant First Lien Debt, including all accrued and unpaid interest and any other amount that such Consenting Noteholder is entitled to claim in respect of the Relevant First Lien Debt, being its “Total First Lien Debt”), and no other First Lien Debt;

(iii)

Existing Second Lien Notes in the aggregate principal amount set forth on its signature page to this Agreement (or its Joinder Agreement) (such Existing Second Lien Notes being the “Relevant Second Lien Notes”, and the principal amount of the Relevant Second Lien Notes together with all obligations in respect of the Relevant Second Lien Notes, including all accrued and unpaid interest and any other amount that such Consenting Noteholder is entitled to claim in respect of the Relevant Second Lien Notes, being its “Total Second Lien Debt”), and no other Existing Second Lien Notes;

(iv)

Convertible Debentures in the aggregate principal amount set forth on its signature page to this Agreement (or its Joinder Agreement) (such Convertible Debentures being the “Relevant Convertible Debentures”, and the principal amount of the Relevant Convertible Debentures together with all obligations in respect of the Relevant Convertible Debentures, including all accrued and unpaid interest and any other amount that such Consenting Noteholder is entitled to claim in respect of the Convertible Debentures, being its “Total Convertible Debt”), and no other Convertible Debentures; and

(v)	that number of Existing Shares set forth on its signature page to this Agreement (or its Joinder Agreement) (such Existing Shares being the “Relevant Shares”), and no other Existing Shares;

(b)	it has the power and authority to vote or direct the voting of its Relevant Debt and Relevant Shares;

(c)

it is duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization, and it has all requisite corporate power and corporate capacity to enter into this Agreement and to perform its obligations hereunder and consummate the transactions contemplated hereby;

(d)

the execution and delivery of, and performance by such Consenting Noteholder of its obligations under, this Agreement do not (i) contravene its certificate of incorporation, articles, by-laws, partnership or membership agreement, limited partnership agreement or other organizational documents, as applicable, (ii) violate any judgment, order, notice, decree, statute, law, ordinance, rule or regulation applicable to it or any of its assets, or (iii) conflict with, result in the breach of, constitute a default under, or require a consent under any contract material to such Consenting Noteholder, to the extent such conflict, breach or default could reasonably be expected to prevent or delay the consummation of the Transaction;

(e)

assuming the due authorization, execution and delivery by the Company, this Agreement constitutes a legal, valid and binding obligation of such Consenting Noteholder, enforceable against it in accordance with its terms, subject to laws of general application and bankruptcy, insolvency and other similar laws affecting creditors’ rights generally and general principles of equity;

(f)

it (i) is a sophisticated party with sufficient knowledge and experience to properly evaluate the terms and conditions of this Agreement; (ii) has conducted its own analysis and made its own decision, in the exercise of its independent judgment, to enter into this Agreement; (iii) has obtained such independent advice in this regard as it deemed appropriate; and (iv) has not relied on the analysis or the decision of any Person other than its own members, employees, representatives or independent advisors;

(g)

neither its Relevant Debt nor its Relevant Shares are subject to any liens, charges, encumbrances, obligations or other restrictions that would reasonably be expected to adversely affect its ability to perform its obligations under this Agreement, including its obligations under Section 4;

(h)

except as contemplated by this Agreement, such Consenting Noteholder has not deposited any of its Relevant Debt or Relevant Shares into a voting trust, or granted (or permitted to be granted) any proxies or powers of attorney or attorney in fact, or entered into a voting agreement, understanding or arrangement, with respect to the voting of its Relevant Debt or Relevant Shares where such trust, grant, agreement, understanding or arrangement would reasonably be expected to adversely affect the ability of such Consenting Noteholder to comply with its obligations under this Agreement, including its obligations under Section 4;

(i)

other than, to the extent applicable in connection with a CBCA Plan, (i) the Interim Order and any approvals required by the Interim Order, and (ii) the Final Order, no authorization, approval, license, permit, order, authorization of, or registration, declaration or filing with, any third party or Governmental Entity is required to be obtained or made by or with respect to such Consenting Noteholder in connection with the execution, delivery and performance by the Consenting Noteholder of this Agreement and consummation of the transactions herein or the performance of its obligations hereunder;

(j)

to the best of its knowledge, after due inquiry, there is no proceeding, claim or investigation pending before any Governmental Entity, or threatened against it or any of its properties that, individually or in the aggregate, would reasonably be expected to impair such Consenting Noteholder’s ability to execute and deliver this Agreement and to comply with its terms; and

(k)	it is resident in the jurisdiction indicated on its signature page to this Agreement.

3.	The Company’s Representations and Warranties

The Company hereby represents and warrants to each Consenting Noteholder (and the Company hereby acknowledges that each Consenting Noteholder is relying upon such representations and warranties) that:

(a)	the Board has approved the Transaction;

(b)

it is duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization, and it has all requisite corporate power and corporate capacity to enter into this Agreement and to perform its obligations hereunder and consummate the transactions contemplated hereby;

(c)

the execution and delivery of this Agreement by it and satisfaction of the obligations hereunder, and the completion of the transactions contemplated herein do not and will not, subject to obtaining all requisite approvals required in connection with the CBCA Plan (i) violate or conflict in any material respect with any Law applicable to it or any of its property or assets or (ii) result (with due notice or the passage of time or both) in a violation, conflict or breach of, or constitute a default under, or require any consent to be obtained under its certificate of incorporation, articles, by-laws or other organizational or similar documents;

(d)

assuming the due authorization, execution and delivery by the Consenting Noteholders, this Agreement constitutes the legal, valid and binding obligation of the Company, enforceable in accordance with its terms, subject to laws of general application and bankruptcy, insolvency and other similar laws affecting creditors’ rights generally and general principles of equity;

(e)	it (i) is a sophisticated party with sufficient knowledge and experience to properly evaluate the terms and conditions of this Agreement; (ii) has conducted its own analysis and made its own decision, in the exercise of its independent judgment, to enter into this Agreement; (iii) has obtained such independent advice in this regard as it deemed appropriate; and (iv) has not relied on the analysis or the decision of any Person other than its own members, employees, representatives or independent advisors;

(f)

to the best of its knowledge, after due inquiry, there is not now pending or threatened against it, nor has it received written notice in respect of, any claim, potential claim, litigation, action, suit, arbitration or other proceeding by or before any Governmental Entity, which would reasonably be expected to impair its ability to execute and deliver this Agreement and to comply with its terms;

(g)

no Event of Default (as defined under the Existing Senior Unsecured Notes Indenture) has occurred or is continuing under the Existing Senior Unsecured Notes Indenture or the Existing Senior Unsecured Notes other than as may be contemplated by the terms of this Agreement;

(h)	as of the date hereof, there is no pending agreement, understanding, negotiation or discussion (in each case, whether oral or written) with respect to any Superior Proposal;

(i)

there are no agreements (whether oral or written) with any director or officer of the Company pursuant to which any payment or other compensation is owed or will be owed, in each case directly as a result of the implementation of the Transaction, other than the agreements or information provided to the Initial Consenting Noteholder Advisors as of the date hereof;

(j)

it and its directors, officers and employees have and are conducting its business in material compliance with all applicable Laws (including any Laws regarding the environment and all permits, licenses and other authorizations which are required thereunder) and it has not received any notice or has otherwise been advised that, it or its directors, officers or employees are not in material compliance with such Laws (including any Laws regarding the environment and all permits, licenses and other authorizations which are required thereunder);

(k)

except as disclosed in the Information, it has no material liabilities or obligations (whether absolute, accrued, contingent or otherwise) other than liabilities incurred in the ordinary course of business;

(l)

except as disclosed in the Information, to the best of its knowledge, after due inquiry, there is no material litigation or other claims commenced or threatened in writing against it that would reasonably be expected to result in a material adverse change in respect of the Company;

(m)

the financial statements issued by the Company on or after January 1, 2018, fairly reflect in all material respects as of the dates thereof, the consolidated financial condition of the Company and the results of its operations for the periods covered thereby and have been prepared in accordance with IFRS and, since November 1,

2018, there has been no material adverse change in the consolidated financial condition of the Company or its properties, assets, condition or undertakings;

(n)

it has complied with its public reporting obligations under applicable securities Laws in all material respects and all documents filed by the Company with the relevant securities regulators: (i) complied with all applicable securities Laws in all material respects; and (ii) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading;

(o)

it is authorized to issue an unlimited number of common shares and 95,978,621 preferred shares, of which 80,909,225 common shares as of the date hereof and 0 preferred shares are issued and outstanding, and it has no other capital stock authorized or issued and outstanding, other than no more than 1,140,704 restricted share units, 763,075 performance share units, 821,954 deferred share units and 952,532 stock options outstanding and unvested warrants exercisable for 3,088,205 common shares; and, other than the foregoing, there are no other outstanding options, warrants, convertible securities (other than the Convertible Debentures) or rights of any kind to purchase or otherwise acquire capital stock or other securities of the Company; and

(p)

no order halting or suspending trading in securities of the Company or prohibiting the sale of such securities has been issued to and is outstanding against the Company, and to the best of its knowledge, after due inquiry, no investigations or proceedings for such purpose are pending or threatened.

4.	Consenting Noteholders’ Covenants and Consents

Commencing on the date hereof and continuing until the date this Agreement is terminated as to such Consenting Noteholder, subject to, and in consideration of, the matters set forth in this Agreement, each Consenting Noteholder (severally and not jointly) hereby acknowledges, covenants and agrees:

(a)

subject to the terms and conditions of this Agreement, that it agrees to and shall support the Transaction and the Transaction Terms in respect of all of its Relevant Debt and Relevant Shares, and to the implementation of the Transaction pursuant to a CBCA Plan;

(b)	not to, directly or indirectly:

(i)

sell, assign, lend, pledge, mortgage or hypothecate, dispose or otherwise transfer (in each case, “Transfer”) any of its Relevant Debt or Relevant Shares, or any rights or interests therein, including, but not limited to, the right to vote (or permit any of the foregoing with respect to any of its Relevant Debt or Relevant Shares), or enter into any agreement, arrangement or understanding in connection therewith, except with the prior written consent of the Company; provided that, subject to applicable

Laws, without the consent of the Company, (i) each Consenting Noteholder may Transfer its Relevant Debt and/or Relevant Shares to another Consenting Noteholder, provided that such transferring Consenting Noteholder shall within three (3) Business Days of such Transfer provide written notice to the Company and Goodmans LLP advising of (A) the Transfer by such Consenting Noteholder of Relevant Debt and/or Relevant Shares, and (B) the principal amount of Relevant Debt and/or the number of Relevant Shares subject to the Transfer, as applicable, (ii) each Consenting Noteholder may Transfer its Relevant Debt and/or Relevant Shares to another fund or account or Affiliate that is managed by such Consenting Noteholder or any Affiliate of such Consenting Noteholder and for which such Consenting Noteholder has (and continues to exercise) sole voting and investment discretion with respect to the Relevant Debt and Relevant Shares subject to such Transfer, and such Consenting Noteholder shall continue to be bound by this Agreement in respect of all of the Relevant Debt and Relevant Shares, and (iii) each Consenting Noteholder may Transfer its Relevant Debt and/or Relevant Shares to any other entity that first agrees in writing to be bound by the terms of this Agreement by executing and delivering a Joinder Agreement to Goodmans LLP and counsel to the Initial Consenting Noteholders (in each case, a “Transferee”) with respect to the transferred Relevant Debt and/or Relevant Shares, in which event the transferor shall be deemed to relinquish its rights (and be released from its obligations) under this Agreement in respect of such transferred Relevant Debt and/or Relevant Shares only. Any Transfer that does not comply with this Section 4(b)(i) shall be void ab initio;

(ii)

except as contemplated by this Agreement, deposit any of its Relevant Debt or Relevant Shares into a voting trust, or grant (or permit to be granted) any proxies or powers of attorney or attorney in fact, or enter into a voting agreement, understanding or arrangement, with respect to the voting of its Relevant Debt or Relevant Shares if such trust, grant, agreement, understanding or arrangement would be reasonably expected to adversely impact the ability of the Consenting Noteholder to comply with its obligations under this Agreement, including the obligations in Section 4 of this Agreement;

provided that notwithstanding anything herein to the contrary, and subject to applicable Law: (i) a Consenting Noteholder may Transfer its Relevant Debt or Relevant Shares to an entity that is acting in its capacity as a Qualified Marketmaker (as defined below) without the requirement that the Qualified Marketmaker become a Consenting Noteholder; provided that (A) such Qualified Marketmaker must Transfer such right, title, or interest in such Relevant Debt or Relevant Shares within ten (10) Business Days after its receipt thereof to a transferee that is or becomes (by executing a Joinder Agreement in accordance with this Agreement) a Consenting Noteholder at the time of such Transfer, (B) the transferor Consenting Noteholder shall be solely responsible for the Qualified

Marketmaker’s failure to comply with the requirements of this Section, and (C) any Transfer that does not comply with the terms and procedures set forth herein shall be deemed void ab initio and the Company and each of the Consenting Noteholders shall have the right to enforce the voiding of such Transfer; and (ii) to the extent that a Consenting Noteholder is acting in its capacity as a Qualified Marketmaker, it may Transfer any right, title, or interest in its Relevant Debt and/or Relevant Shares that the Qualified Marketmaker acquires from a holder of such Relevant Debt and/or Relevant Shares who is not a Consenting Noteholder without the requirement that the transferee be or become a Consenting Noteholder. For these purposes, a “Qualified Marketmaker” means an entity that (x) holds itself out to the market as standing ready in the ordinary course of its business to purchase from customers and sell to customers claims against the Company (including debt securities or other debt) or enter with customers into long and short positions in claims against the Company (including debt securities or other debt), in its capacity as a dealer or market maker in such claims against the Company, and (y) is in fact regularly in the business of making a market in claims against issuers or borrowers (including debt securities or other debt);

(c)

that if a Consenting Noteholder acquires additional Existing Senior Unsecured Notes, First Lien Debt, Existing Second Lien Notes, or Convertible Debentures other than the Relevant Debt (“Additional Debt”) or additional Existing Shares of the Company other than the Relevant Shares (the “Additional Shares”) that are not otherwise subject to this Agreement, such Additional Debt and/or Additional Shares shall automatically and immediately upon acquisition by such Consenting Noteholder be deemed to constitute Relevant Debt (together with all accrued and unpaid interest thereon and any other amounts that the Consenting Noteholder is entitled to claim in respect of the Additional Debt) and Relevant Shares, respectively, of such Consenting Noteholder subject to all of the terms of this Agreement, and such Consenting Noteholder hereby agrees to provide written notice to the Company and Goodmans LLP advising of (i) the acquisition by such Consenting Noteholder of Additional Debt or Additional Shares, (ii) the principal amount of Additional Debt or the number of Additional Shares acquired by such Consenting Noteholder, as applicable, and (iii) the date of such acquisition, within three (3) Business Days of any such acquisition;

(d)

not to take any action, directly or indirectly, that is inconsistent with its obligations under this Agreement or that would frustrate, hinder or delay the consummation of the Transaction; provided that nothing in this Agreement shall restrict, limit, prohibit, or preclude, in any manner not inconsistent with its obligations under this Agreement, any of the Consenting Noteholders from (A) appearing in Court with respect to any motion, application or other documents filed by the Company and objecting to the relief requested therein to the extent such relief is inconsistent with terms of this Agreement, (B) enforcing any rights under this Agreement, including any consent or approval rights set forth herein, or (C) contesting whether any matter, fact or thing is a breach of, or is inconsistent with, this Agreement, or exercising any rights or remedies reserved herein;

(e)	to vote (or cause to be voted) all of its Relevant Debt and Relevant Shares, as applicable:

(i)	by the Consent Date, in favour of the approval, consent, ratification and adoption of the CBCA Plan (and any actions required in furtherance thereof) in accordance with the terms herein; and

(ii)

against the approval, consent, ratification and adoption of any matter or transaction for the Company that, if approved, consented to, ratified or adopted could reasonably be expected to delay, challenge, frustrate or hinder the consummation of the Transaction and/or the CBCA Plan, as applicable;

and that it shall tender its proxy or voting instructions for any such vote in a timely manner in compliance with any applicable deadlines; provided that, for certainty, in respect of the CBCA Plan, it shall tender its proxy or voting instructions in favour of the CBCA Plan by the Consent Date; and provided further that such vote shall (unless such Consenting Noteholder notifies the Company in writing otherwise) be deemed immediately revoked, withdrawn and void ab initio upon termination of this Agreement prior to the consummation of the CBCA Plan pursuant to the terms thereof;

(f)

not to propose, file, solicit, vote for (or cause to vote for ), agree to or otherwise support any alternative offer, transaction (including exchange transaction), restructuring, liquidation, workout or plan of compromise or arrangement or reorganization of or for the Company, including, without limitation, any proceeding or plan of arrangement under the CBCA, other legislation or otherwise, or note exchange transaction pursuant to an exchange offer or otherwise, that is inconsistent with the Transaction or this Agreement;

(g)

to use its commercially reasonable efforts to support, and to instruct the Initial Consenting Noteholder Advisors to support, all motions filed by the Company in the CBCA Proceedings that are consistent with and in furtherance of this Agreement, the Transaction and the CBCA Plan;

(h)

if requested by the Company, to use commercially reasonable efforts to assist to the extent possible the Company in obtaining any required regulatory approvals and/or required material third party approvals to effect the Transaction, in each case at the sole expense of the Company;

(i)

to execute any and all documents and perform any and all commercially reasonable acts required by this Agreement to satisfy its obligations hereunder and complete the Transaction pursuant to the terms hereof, including any consent, approval, amendment or waiver reasonably requested by the Company that is consistent with this Agreement;

(j)	that, pursuant to this Agreement, any default or event of default under the Existing Senior Unsecured Notes that may occur solely as a direct result of the commencement and/or continuation of the CBCA Proceedings for the purpose of implementing the Transaction (the “CBCA Matter”) is hereby waived, which waiver shall survive any termination of this Agreement; provided, however, in the event that the CBCA Proceedings result, directly or indirectly, in an event of default under the Revolving Credit Facility, the Existing Second Lien Notes or the Convertible Debentures (except to the extent (i) subject to a stay under the CBCA Proceedings, during the period of the stay, (ii) waived pursuant to an express waiver thereof from the requisite majority of holders of such debt, for so long as such waiver remains in effect, or (iii) permanently released pursuant to a final and binding order of the Court) at any point in time after the date hereof, the Company shall promptly (and in any case within one (1) Business Day) upon becoming aware thereof provide written notice (which may be through electronic mail) of such event of default to the Initial Consenting Noteholders and the waiver contained in this Section 4(j) shall be terminated as a result thereof upon notice by the Initial Consenting Noteholders to the Company. For the avoidance of doubt, the CBCA Matter shall not include any other voluntary or involuntary proceeding commenced by or against the Company under any Bankruptcy Law (as defined in the Existing Senior Unsecured Notes Indenture) other than the CBCA Proceedings;

(k)

to forbear from enforcing any right or take any action or initiate any proceeding in respect of any non-payment by the Company of (i) interest in respect of the Existing Senior Unsecured Notes, and (ii) interest in respect of the Convertible Debentures, in each case while this Agreement is in effect (collectively, the “Interest Non-Payment”) during the period commencing on the date hereof and ending on the termination of this Agreement (“Forbearance Period”), provided that, (A) if the cure period under Section 501(1) of the Existing Senior Unsecured Notes Indenture shall have expired at the end of such Forbearance Period, such cure period shall be deemed to be extended for a period of five (5) Business Days from the date such Forbearance Period terminated, (B) all of such Consenting Noteholder’s rights and remedies to enforce the Interest Non-Payment shall be preserved during the term of this Agreement and (C) upon termination of this Agreement (other than pursuant to Section 11(f) hereof), such Consenting Noteholder shall be entitled to exercise all of its rights and remedies to enforce the Interest Non-Payment (subject to any extension of the cure period pursuant to clause (i) of this Section 4(k)), and for greater certainty, on implementation of the Transaction (if so implemented), all accrued and unpaid interest in respect of the Existing Senior Unsecured Notes or the Convertible Debentures shall be addressed as set out in the Term Sheet;

(l)

to consent in the CBCA Proceedings to a stay of proceedings in respect of any default as a result of the CBCA Matter or any Interest Non-Payment (and to direct any trustee or agent in respect of any of the Relevant Debt to consent to such stay);

(m)	to forbear from exercising (or directing any trustee or agent in respect of any of the Relevant Debt to exercise) any remedies, powers or privileges, or from instituting (or directing any trustee or agent in respect of any of the Relevant Debt to institute) any enforcement actions or collection actions, with respect to any obligations under the Relevant Debt in connection with (i) the CBCA Matter or (ii) during the Forbearance Period, any Interest Non-Payment. For the avoidance of doubt, the forbearances, waivers and agreements set forth in Sections 4(j), 4(k), 4(l) and 4(m) hereof in respect of the CBCA Matter and the Interest Non-Payment shall not constitute a release or waiver with respect to any other defaults or events of default under the Existing Senior Unsecured Notes Indenture (or any guarantee, security and collateral documents related thereto) and shall not bar any Consenting Noteholder from filing a proof of claim or taking any action to establish and have allowed the amount of its claim. Except as expressly provided in this Agreement, nothing herein is intended to, or does, in any manner waive, limit, impair, or restrict any right of any Consenting Noteholder or the ability of each of the Consenting Noteholders to protect and preserve its rights, remedies and interests, including its claims against the Company and the Company acknowledges and confirms that, except as set forth in Sections 4(j), 4(k), 4(l) and 4(m) hereof, nothing in this Agreement amends, modifies, or waives in any respect any obligation of the Company to pay in accordance with the Existing Senior Unsecured Notes Indenture and to the extent permitted under applicable law (i) interest, (ii) any make-whole amounts (to the extent permitted under applicable law), and (iii) any fees, costs and expenses as set forth in the Existing Senior Unsecured Notes Indenture and this Agreement (including the Term Sheet). If the transactions contemplated hereby are not consummated, or if this Agreement is terminated for any reason, subject to Section 4(j), the Parties fully reserve any and all of their rights, and the forbearances, waivers and agreements provided for herein shall, subject to Section 4(j), in no way prejudice or impair any rights, remedies, claims or defenses of any Party, including but not limited to any assertion to the effect that the passage of time in any way impacts exercise of such rights, remedies, claims or defenses. Upon the expiry of the Forbearance Period, the agreement of the Consenting Noteholders hereunder to forbear from exercising rights and remedies shall immediately and automatically terminate without requirement of any demand, presentment, protest, or notice of any kind, all of which the Company hereby waives (to the extent permitted by applicable law), subject for certainty to Section 4(j). In the event a Consenting Noteholder Transfers its Relevant Debt and/or Relevant Shares pursuant to Section 4(b) hereof, the Transferee shall, immediately upon Transfer, be bound by this Agreement, including, without limitation, Sections 4(j), 4(k), 4(l) and 4(m) hereof;

(n)

subject at all times to Sections 13 and 15, to the existence and terms of this Agreement, the Transaction and the Transaction Terms being set out in any public disclosure, including, without limitation, press releases and court materials, produced by the Company, and to this Agreement being filed on SEDAR and/or EDGAR and with the Court in connection with any CBCA Proceedings, as applicable; provided, for certainty, that the disclosure of any individual holdings of Relevant Debt and/or Relevant Shares of any Consenting Noteholder shall be in compliance with Section 13 herein; and

(o)

that it is dealing with each of the other Consenting Noteholders at arm’s length for the purposes of the Income Tax Act (Canada) and that it will not, after the Effective Date, act in concert as a group without separate interests with any of the other Consenting Noteholders with respect to its investment the Company.

5.	Company’s Covenants

Commencing on the date hereof and continuing until the date this Agreement is terminated as to the Company, subject to, and in consideration of, the matters set forth in this Agreement, the Company hereby acknowledges, covenants and agrees:

(a)	to the Transaction Terms and to support and take all reasonable actions necessary to implement the Transaction in accordance with this Agreement and on the timetable set forth herein;

(b)

to file the CBCA Plan on a timely basis consistent with the terms and conditions of this Agreement, recommend that any Person entitled to vote on the CBCA Plan vote in favour of the CBCA Plan, take all commercially reasonable actions necessary to obtain any regulatory approvals required to implement the Transaction and to achieve the following timeline (which timeline may be extended at any time as agreed in writing (which may be by email) by the Company and the Initial Consenting Noteholders):

(i)	filing the application in the CBCA Proceedings seeking the Interim Order by no later than April 18, 2019;

(ii)	obtain approval of the Interim Order by the Court by no later than April 18, 2019;

(iii)	obtain approval of the Final Order by the Court by no later than June 12, 2019; and

(iv)	implement the Transaction pursuant to the CBCA Plan on or prior to the Outside Date;

(c)

to provide draft copies of all motions or applications and other material documents with respect to the Transaction and the CBCA Plan that the Company intends to file with the Court in connection with the CBCA Proceedings to the Initial Consenting Noteholder Advisors at least three (3) Business Days prior to the date when the Company intends to file or otherwise disseminate such documents (or, where circumstances make it impracticable to allow for three (3) Business Days’ review, with as much opportunity for review and comment as is practically possible in the circumstances), and all such filings and other documents submitted to the Court shall be in a form consistent with this Agreement and otherwise acceptable to the Company and the Initial Consenting Noteholders, each acting reasonably;

(d)

not to, directly or indirectly, without the prior written consent (which may be by email) of the Initial Consenting Noteholders, modify the Transaction, in whole or in part, in a manner that is inconsistent with the terms of this Agreement, or take any action that is materially inconsistent with, or is intended or is likely to interfere with or delay the consummation of, the Transaction;

(e)

to use reasonable efforts to timely file, where applicable, a formal objection to any action by any Person seeking to object to, delay, impede or take any other action to interfere with the approval of implementation of the Transaction;

(f)

to use commercially reasonable efforts to (A) preserve intact in all material respects the current business operations of the Company, (B) keep available the services of its current officers and key employees (in each case, other than voluntary resignations, terminations for cause, or terminations consistent with applicable fiduciary duties), and (C) preserve in all material respects its relationships with customers, suppliers, distributors, and others, in each case, having material business dealings with the Company (other than terminations for cause or consistent with applicable fiduciary duties);

(g)

to promptly, but in no event later than four (4) Business Days from Company Key Personnel becoming aware of the occurrence thereof, notify the Initial Consenting Noteholder Advisors of any material breach of a representation, warranty or covenant by the Company under this Agreement which would result in a failure to satisfy the conditions set out in Section 8 of this Agreement;

(h)

to promptly, but in no event later than four (4) Business Days from Company Key Personnel becoming aware of the occurrence thereof, notify the Initial Consenting Noteholder Advisors of (i) any claims threatened or brought against it or (ii) any newly commenced governmental, regulatory, or third party litigations, investigations, or hearings, in case which may impede or delay the consummation of the Transaction;

(i)

to promptly notify the Initial Consenting Noteholder Advisors if, at any time before the Effective Date, it becomes aware that any material application for a regulatory approval or any other material order, registration, consent, filing, ruling, exemption or approval under applicable Law contains a statement which is materially inaccurate or incomplete or of information that otherwise requires an amendment or supplement by the Company to such application, and the Company shall prepare such amendment or supplement as required;

(j)	to use commercially reasonable efforts to obtain any and all required regulatory and/or third party approvals necessary for the implementation of the Transaction;

(k)

except with the prior written consent of the Initial Consenting Noteholders, or as specifically permitted by this Agreement (including the Term Sheet) and the Transaction, to not: (i) prepay, redeem prior to maturity, defease, repurchase or make other prepayments in respect of any indebtedness for borrowed money; (ii)

other than in the ordinary course of business consistent with past practice, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable with respect to any indebtedness for borrowed money; (iii) create, incur, assume or otherwise cause or suffer to exist or become effective any new lien, charge, mortgage, hypothec or security interest of any kind whatsoever on, over or against any of its assets or property (except for any lien, charge, mortgage, hypothec or security interest that is incurred in the ordinary course of business and that is not material); or (iv) declare or pay any dividends or distributions on or in respect of any shares of the Company or redeem, retract, purchase or acquire any of such shares;

(l)

to not, without the prior written consent of the Initial Consenting Noteholders, amend, modify, replace, terminate, repudiate, disclaim or waive any rights under or in respect of its Material Contracts (other than as expressly required by such Material Contracts, by this Agreement or in the ordinary course of performing its obligations under such Material Contracts) in any manner that would reasonably be expected to be materially adverse to the Company;

(m)

to maintain good standing under the laws of the jurisdiction in which the Company and each of its subsidiaries is incorporated or organized, subject to the continuance of the Company to the CBCA contemplated in connection with the CBCA Plan;

(n)	to use commercially reasonable efforts to continue to comply with the listing requirements of TSX;

(o)

to provide, upon reasonable request and with reasonable prior notice, the Initial Consenting Noteholder Advisors or the Initial Consenting Noteholders that have entered into confidentiality agreements with the Company (including confidentiality agreements entered into prior to the date of this Agreement that remain in effect), or any of them, as the case may be, with reasonable access to the books and records of the Company and its subsidiaries and affiliates (other than books or records that are subject to solicitor-client privilege and subject to the Company having the right to not provide any material non-public information unless otherwise agreed by the Company and the applicable Initial Consenting Noteholder) for review in connection with the Transaction;

(p)

to not seek discovery in connection with, prepare or commence any legal proceeding that challenges the amount, validity, enforceability or priority of the Relevant Debt or Relevant Shares of any Consenting Noteholder;

(q)	to not make a determination that the implementation of the Transaction is deemed to result in a change of control under any equity or equity-linked incentive plan;

(r)

to not: (i) materially increase compensation or severance entitlements or other benefits payable to its officers or directors, including by way of a key employee incentive plan, (ii) materially increase compensation or severance entitlements or other benefits payable to all or substantially all of the employees of the Company, or (iii) take or omit to take any action that would entitle any person to any bonus, lump sum, change of control, severance, retention or other payment any time prior to the last date that such person would be entitled to receive such payment in accordance with a binding written agreement with the Company (entered into prior to the date hereof or otherwise as required in accordance with applicable Law);

(s)

except with the prior written consent of the Initial Consenting Noteholders, to not make any cash payment under any equity or equity-linked incentive plans (other than in respect of any existing equity awards in the ordinary course pursuant to the terms of the Company’s existing equity incentive plans);

(t)

to comply with the terms and covenants of the Existing Senior Unsecured Notes Indenture other than any terms and covenants that may be breached as a result of (i) the commencement and/or continuation of the CBCA Proceedings, or (ii) the pursuit of the Transaction, including the entering into of any related documents, as specifically contemplated by this Agreement or the CBCA Plan, or otherwise agreed to by the Initial Consenting Noteholders;

(u)	except with the prior written consent of the Initial Consenting Noteholders, to operate its business in the ordinary course of business, having regard to its current financial condition;

(v)	to use all commercially reasonable efforts to have the New Second Lien Notes and the New Third Lien Notes rated by at least two credit rating agencies as of the Effective Date; and

(w)

to pay the reasonable and documented outstanding fees and expenses of each of the Initial Consenting Noteholder Advisors in full in cash in accordance with each of their respective written agreements with the Company.

6.	Negotiation of Documents

(a)

Subject to the terms and conditions of this Agreement, the Parties shall reasonably cooperate with each other and shall coordinate their activities (to the extent practicable) in respect of (i) the timely satisfaction of conditions with respect to the effectiveness of the Transaction as set forth herein and the CBCA Plan, (ii) all matters concerning the pursuit, support and implementation of the Transaction as set forth herein and the CBCA Plan, and (iii) the satisfaction of each Party’s own obligations hereunder. Furthermore, subject to the terms and conditions of this Agreement, each of the Parties shall take such commercially reasonable actions as may be reasonably necessary to carry out the purposes and intent of this Agreement, including making and filing any required regulatory filings, in each case at the expense of the Company.

(b)	Subject to the terms and conditions of this Agreement, each Party hereby covenants and agrees (i) to use its commercially reasonable efforts to negotiate, in good faith and consistent with this Agreement, the Definitive Documents and all ancillary documents relating thereto, as applicable, and (ii) to the extent it is party thereto, to execute, deliver and otherwise perform its obligations under such documents.

7.	Conditions to Consenting Noteholders’ Voting Obligations

Each Consenting Noteholder’s obligation to vote in favour of the CBCA Plan pursuant to Section 4(e)(i) hereof shall be subject to the satisfaction of the following conditions, each of which may be waived in whole or in part, solely by the Initial Consenting Noteholders (provided that such conditions shall not be enforceable by the Consenting Noteholders if the failure to satisfy any such conditions results from an action, error or omission by or within the control of the Consenting Noteholder seeking enforcement or a breach by the Consenting Noteholder of its own representation, warranty, agreement or covenant under this Agreement):

(a)	this Agreement shall not have been terminated;

(b)

the Interim Order shall have been obtained on terms consistent with this Agreement (as such terms may be amended, modified, varied and/or supplemented pursuant to the terms hereof) and shall be in form and substance satisfactory to the Initial Consenting Noteholders, acting reasonably;

(c)

the CBCA Plan and all other Definitive Documents filed by or on behalf of the Company in the CBCA Proceedings shall be in form and substance acceptable to the Initial Consenting Noteholders, acting reasonably;

(d)

all orders made and judgments rendered by any competent court of law and all rulings and decrees of any competent regulatory body, agent or official in respect of the CBCA Proceedings and the Transaction shall be satisfactory to Initial Consenting Noteholders, acting reasonably;

(e)

the Company shall have complied in all material respects with each covenant and obligation in this Agreement that is to be performed on or before the date that is three (3) Business Days prior to the Consent Date;

(f)

the representations and warranties of the Company set forth in this Agreement shall be true and correct in all material respects (except for those representations and warranties which expressly include a materiality standard, which shall be true and correct in all respects giving effect to such materiality standard) as of the Consent Date with the same force and effect as if made at and as of such date, except (A) that representations and warranties that are given as of a specified date shall be true and correct in all material respects as of such date and (B) as such representations and warranties may be affected by the occurrence of events or transactions contemplated and permitted by this Agreement;

(g)

there shall not be in effect any preliminary or final decision, order or decree by a Governmental Entity, no application shall have been made to any Governmental Entity, and no action or investigation shall have been announced, threatened or commenced by any Governmental Entity, in consequence of or in connection with the Transaction or the CBCA Plan that restrains, prohibits or materially impedes (or if granted would reasonably be expected to restrain, prohibit or materially impede), the Transaction or the CBCA Plan, or requires or purports to require a material variation of the Transaction Terms that is not acceptable to the Initial Consenting Noteholders, acting reasonably;

(h)	all actions taken by the Company in furtherance of the Transaction and the CBCA Plan shall be consistent in all material respects with this Agreement; and

(i)

the Company shall have provided the Initial Consenting Noteholder Advisors with a certificate signed by an officer of the Company certifying compliance with the terms of this Section 7 as of the Consent Date.

8.	Conditions to the Transaction

(a)

The Transaction shall be subject to the reasonable satisfaction of the following conditions prior to or on the Effective Date, each of which is for the benefit of the Company, on the one hand, and the Consenting Noteholders, on the other hand, and may be waived in whole or in part by the Company and the Initial Consenting Noteholders (provided that conditions shall not be enforceable by a Party if any failure to satisfy such condition results from an action, error or omission by or within the control of that Party or a breach by a Party of its own representation, warranty, agreement or covenant under this Agreement):

(i)	this Agreement shall not have been terminated;

(ii)	the CBCA Plan shall have been approved by the Court and the requisite majority of affected stakeholders as and to the extent required by the Court and shall have been implemented by the Outside Date;

(iii)	the Company shall have received any and all required consents and approvals from required third parties, unless otherwise addressed pursuant to the Final Order;

(iv)

the Final Order, in form and substance satisfactory to the Company and the Initial Consenting Noteholders, each acting reasonably, shall have been granted by the Court, and the implementation, operation or effect of the Final Order shall not have been stayed, varied in a manner not acceptable to the Company or the Initial Consenting Noteholders, each acting reasonably, vacated or be subject to pending appeal;

(v)

the CBCA Plan and the Definitive Documents shall be on terms consistent with this Agreement (as such terms may be amended, modified, varied and/or supplemented pursuant to the terms hereof) and shall be in form and substance satisfactory to the Company and the Initial Consenting Noteholders, each acting reasonably;

(vi)	all press releases in respect of the Transaction shall be in form and substance acceptable to the Company and the Initial Consenting Noteholders, each acting reasonably;

(vii)

all filings that are required under applicable Laws in connection with the Transaction shall have been made and any material third party and regulatory consents or approvals that are required in connection with the Transaction shall have been obtained on terms satisfactory to the Company and the Initial Consenting Noteholders, each acting reasonably and, in the case of waiting or suspensory periods, such waiting or suspensory periods shall have expired or been terminated;

(viii)

all orders made and judgments rendered by any competent court of law, and all rulings and decrees of any competent regulatory body, agent or official in relation to the Transaction and the CBCA Plan shall be satisfactory to the Company and the Initial Consenting Noteholders, each acting reasonably;

(ix)

there shall not be in effect any preliminary or final decision, order or decree by a Governmental Entity, no application shall have been made to any Governmental Entity, and no action or investigation shall have been announced, threatened or commenced by any Governmental Entity, in consequence of or in connection with the Transaction or the CBCA Plan that restrains, prohibits or materially impedes (or if granted would reasonably be expected to restrain, prohibit or materially impede), the Transaction or the CBCA Plan, or requires or purports to require a material variation of the Transaction Terms that is not acceptable to the Company and the Initial Consenting Noteholders, each acting reasonably;

(x)

there shall be no proceeding, claim or investigation pending or threatened before any Governmental Entity in connection with the Transaction that would reasonably be expected to restrain, prohibit or materially impede the Transaction or the CBCA Plan;

(xi)

the Company shall not have made any amendments or modifications to, grant any awards under or made any Board determinations that the implementation of the Transaction is deemed to result in a change of control under, its existing equity incentive plans, and shall not have implemented any new or additional equity incentive plans or similar arrangements, in each case on or prior to the implementation of the Transaction, without the consent of the Initial Consenting Noteholders;

(xii)	the Director appointed pursuant to section 260 of the CBCA shall have issued a certificate of arrangement giving effect to the articles of arrangement in respect of the CBCA Plan; and

(xiii)	the Effective Date shall occur by the Outside Date or such later date as the Company and the Initial Consenting Noteholders may agree.

(b)

The obligations of the Company to complete the Transaction and the other transactions contemplated hereby are subject to Section 10 hereof and to the satisfaction of the following conditions prior to or on the Effective Date, each of which is for the exclusive benefit of the Company and may be waived, in whole or in part, solely by the Company (provided that such conditions shall not be enforceable by the Company if the failure to satisfy any such conditions results form an action, error or omission by or within the control of the Company or a breach by the Company of its own representation, warranty, agreement or covenant under this Agreement):

(i)	the Consenting Noteholders shall have complied in all material respects with their covenants and obligations in this Agreement that are to be performed on or before the Effective Date; and

(ii)

the representations and warranties of the Consenting Noteholders set forth in this Agreement shall be true and correct in all material respects (except for those representations and warranties which expressly include a materiality standard, which shall be true and correct in all respects giving effect to such materiality standard) as of the Effective Date with the same force and effect as if made at and as of such date, except (A) that representations and warranties that are given as of a specified date shall be true and correct in all material respects as of such date, and (B) as such representations and warranties may be affected by the occurrence of events or transactions contemplated and permitted by this Agreement.

(c)

The obligations of the Consenting Noteholders to complete the Transaction and the other transactions contemplated hereby are subject to the satisfaction of the following conditions prior to or on the Effective Date, each of which is for the exclusive benefit of the Consenting Noteholders and may be waived, in whole or in part, solely by the Initial Consenting Noteholders (provided that such conditions shall not be enforceable by the Consenting Noteholders if the failure to satisfy any such conditions results form an action, error or omission by or within the control of the Consenting Noteholder seeking enforcement or a breach by the Consenting Noteholder of its own representation, warranty, agreement or covenant under this Agreement):

(i)

the Company shall have (A) achieved the Milestones on or before the applicable dates set forth herein (as such dates may be extended pursuant to this Agreement), and (B) complied in all material respects with its covenants and obligations in this Agreement that are to be performed on or before the Effective Date;

(ii)	the representations and warranties of the Company set forth in this Agreement shall be true and correct in all material respects (except for those representations and warranties which expressly include a materiality standard, which shall be true and correct in all respects giving effect to such materiality standard) as of the Effective Date with the same force and effect as if made at and as of such date, except (A) that representations and warranties that are given as of a specified date shall be true and correct in all material respects as of such date and (B) as such representations and warranties may be affected by the occurrence of events or transactions contemplated and permitted by this Agreement;

(iii)

the composition and size of the Board as of the Effective Date shall be satisfactory to the Initial Consenting Noteholders and the Company, each acting reasonably, and the Company shall have entered into a registration rights agreement reasonably satisfactory to the Initial Consenting Noteholders and the Company, each acting reasonably;

(iv)

all securities of the Company to be issued in connection with the Transaction, when issued and delivered, shall be duly authorized, validly issued and, with respect to the New Common Shares, fully paid and non-assessable;

(v)	all common shares of the Company, including the New Common Shares, shall be listed and conditionally approved for trading on the TSX, subject only to the receipt of customary final documentation;

(vi)

immediately following implementation of the Transaction, the aggregate principal amount of the Company’s secured and unsecured debt obligations for borrowed money shall consist of only: (a) up to $100 million of the Company’s first lien bank facilities, and (b) up to US$202.2 million of secured and unsecured notes (plus such amount of additional notes as may be issued to holders of Existing Senior Unsecured Notes as payment for accrued and outstanding interest in respect of the Existing Senior Unsecured Notes on implementation of the CBCA Plan), or such other amount(s) acceptable to the Company and the Initial Consenting Noteholders;

(vii)

the Company shall not have made any cash payment of principal or interest to any holder of, or on account of, the Convertible Debentures while this Agreement is in effect (except as permitted under the Term Sheet);

(viii)

all of the Convertible Debentures shall have been exchanged in accordance with the Term Sheet (or repaid and extinguished as permitted under the Term Sheet) and all claims with respect to the Convertible Debentures shall be irrevocably and finally extinguished, discharged and released;

(ix)

the Revolving Credit Facility shall have been extended for a one-year term on substantially similar terms as the current Revolving Credit Facility, and/or with such other terms as are acceptable to the Company and the Initial Consenting Noteholders, each acting reasonably;

(x)

the Existing Second Lien Note Purchase Agreement shall have been amended to reflect the terms of and allow for the implementation of the Transaction in accordance with the Term Sheet in form and substance acceptable to the Company and the Initial Consenting Noteholders, each acting reasonably;

(xi)

each of the applicable parties shall have executed and delivered an intercreditor agreement (which may be by way of an amendment to or an amendment and restatement of the Existing Intercreditor Agreement) to reflect the lien subordination of the New Third Lien Notes to the Revolving Credit Facility, the Existing Second Lien Notes and New Second Lien Notes in form and substance acceptable to the Company and the Initial Consenting Noteholders, each acting reasonably;

(xii)

the reasonable and documented outstanding fees and expenses of the Initial Consenting Noteholder Advisors shall have been paid in full in cash in accordance with each of their respective written agreements with the Company, provided that the Initial Consenting Noteholder Advisors shall have provided the Company with invoices for all such fees and expenses at least three (3) Business Days prior to the Effective Date; and

(xiii)

the Company shall have provided the Initial Consenting Noteholder Advisors with a certificate signed by an officer of the Company certifying compliance with the terms of this Section 8 as of the Effective Date.

9.	Releases

The Parties agree that there shall be usual and customary releases pursuant to the CBCA Plan in connection with the implementation of the Transaction to be effective as of the Effective Date (collectively, the “Releases”). The Releases shall provide, inter alia, that the Company, the Consenting Noteholders, the Existing Senior Unsecured Notes Trustee, the Consenting Debentureholders, the Convertible Debenture Trustee, the Existing Second Lien Noteholders, the Existing Second Lien Notes Agent, the First Lien Lenders, the First Lien Agent, and each of the foregoing persons’ respective principals, members, managed accounts or funds, fund advisors, current and former directors and officers, employees, financial and other advisors, legal counsel and agents, each in their capacity as such (collectively, the “Released Parties”) shall be released and discharged from any and all present and future actions, causes of action, damages, judgments, executions, obligations and claims of any kind or nature whatsoever (other than liabilities or claims attributable to any of Released Party’s gross negligence, fraud or willful misconduct as determined by the final, non-appealable judgment of a court of competent jurisdiction) arising on or prior to the Effective Date in connection with the Existing Senior Unsecured Notes, the Existing Senior Unsecured Notes Indenture, the Senior Unsecured Notes

Exchange Transaction, this Agreement, the Transaction, the CBCA Plan, the CBCA Proceedings, the transactions contemplated herein, and any other actions, agreements, documents or matters related directly or indirectly to the foregoing; provided that the Released Parties shall not be released from or in respect of any of their respective obligations under the Transaction, this Agreement, the CBCA Plan, as applicable, or any document ancillary to any of the foregoing.

10.	Superior Proposal

(a)

Except as otherwise provided in this Section 10 or with the prior consent of the Initial Consenting Noteholders, the Company shall not, directly or indirectly, commence, consummate an agreement to commence, make, seek, solicit, assist, initiate, encourage, facilitate, propose, file, support, or initiate any discussions or negotiations regarding any alternative offer, restructuring, sale of assets, merger, workout, plan or arrangement or plan of reorganization other than the Transaction.

(b)

Notwithstanding Section 10(a) or any other provision of this Agreement, in the event the Company receives a bona fide unsolicited proposal, the Company is permitted to negotiate and enter into a transaction in respect of any such proposal if, following receipt of advice from outside legal and financial advisors, the Board believes in good faith, in the exercise of its fiduciary duties, that such proposal could reasonably be expected to result in a transaction more favourable to the Company and its stakeholders than the Transaction (a “Superior Proposal”); provided that if the Company receives a Superior Proposal, it shall disclose to the Initial Consenting Noteholder Advisors within three (3) Business Days of the receipt of such Superior Proposal: (i) the receipt thereof, (ii) the identity of the Person or group of Persons involved, and (iii) the material terms of such Superior Proposal and copies of all material documents received in respect of such Superior Proposal from or on behalf of such Person, in each case subject to any confidentiality restrictions in respect of such Superior Proposal and provided that the Initial Consenting Noteholder Advisors and the Initial Consenting Noteholders shall agree to keep such information confidential. The Company shall keep the Initial Consenting Noteholder Advisors promptly informed of the status of developments, discussions and negotiations with respect to such Superior Proposal, in each case subject to any confidentiality restrictions in respect of such Superior Proposal and provided that the Initial Consenting Noteholder Advisors shall agree to keep such information confidential The Company shall use its commercially reasonable efforts to prevent any applicable confidentiality agreement from restricting the conveyance of the foregoing information to the Initial Consenting Noteholders.

(c)

If at any time following the execution of this Agreement, the Company receives a request for material non-public information, or to enter into discussions, from a Person that proposes to the Company an unsolicited bona fide proposal that did not result from a breach of this Agreement (and which has not been withdrawn) and the Company determines, in good faith following receipt of advice from outside legal and financial advisors, that such proposal constitutes or could reasonably be expected to constitute or lead to a Superior Proposal (disregarding, for the purposes of such determination, any due diligence access condition to which such proposal is subject), then the Company may:

(i)

provide the Person making such proposal with, or access to, information regarding the Company, but only to the extent that the Initial Consenting Noteholder Advisors have previously been, or are concurrently, provided with access to the same information; and/or

(ii)	enter into, participate in, facilitate and maintain discussions or negotiations with, or otherwise cooperate with or assist the Person making such proposal with respect to such proposal,

if, and only if:

(iii)	the Company has entered into a confidentiality agreement on market terms that will preserve the confidentiality of information provided by the Company if the alternative proposal does not proceed; and

(iv)	the Company has been, and continues to be, in compliance in all material respects with this Section 10.

11.	Termination

(a)

This Agreement (and, for certainty, any Joinder Agreement) may be terminated as to all Parties by the Initial Consenting Noteholders by providing written notice to the Company in accordance with Section 16(q) upon the occurrence and continuation of any of the following events:

(i)

a material breach of any covenants, undertakings or agreements set forth in this Agreement by the Company that has not been cured (if susceptible to cure) within five (5) Business Days after written notice by the Initial Consenting Noteholders to the Company of such material breach;

(ii)

any representation, warranty or acknowledgement of the Company made in this Agreement shall prove untrue in any material respect as of the date when made that has not been cured (if susceptible to cure) within five (5) Business Days after written notice by the Initial Consenting Noteholders to the Company of such breach;

(iii)

the Company fails to meet any of the Milestones on or before the applicable dates set forth therein (or such later dates as the Company and the Initial Consenting Noteholders may agree pursuant to this Agreement);

(iv)	the Company enters into a written agreement, or publicly supports or announces its intention, to pursue a Superior Proposal;

(v)

(A) any Definitive Document is not consistent with this Agreement or is otherwise not in form and substance acceptable to the Initial Consenting Noteholders, acting reasonably, or (B) any of the terms or conditions of any Definitive Document is waived, amended or modified, or the Company files a pleading seeking authority to waive, amend or modify, any Definitive Document, without the Initial Consenting Noteholders’ prior written consent (including via email), acting reasonably, in each case which remains uncured for three (3) Business Days after the receipt by the Company of written notice delivered in accordance herewith;

(vi)

if any final decision, order or decree is made by a Governmental Entity or an action or investigation is announced or commenced by any Governmental Entity, in consequence of or in connection with the Transaction that restrains, prohibits or materially impedes the Transaction;

(vii)

if the CBCA Proceedings are dismissed or a receiver, interim receiver, receiver and manager, trustee in bankruptcy, liquidator or administrator is appointed with respect to the Company, unless such appointment is made with the prior written consent of the Initial Consenting Noteholders;

(viii)	if the Company files a motion or pleading seeking an order disallowing, subordinating, avoiding or recharacterizing claims or interests held by any Consenting Noteholder against the Company;

(ix)

(A) any of the conditions set forth in Section 7 are not satisfied or waived by the Consent Date or (B) any of the conditions set forth in Sections 8(a) and 8(c) are not satisfied or waived by the Outside Date;

(x)

to the extent the Company has as of the date hereof entered into any other support agreement or similar agreement with any holder of Convertible Debentures or Existing Second Lien Notes, such agreement has been terminated or is otherwise not in full force and effect through the Effective Date, other than (A) the termination of any such support agreements or similar agreements concurrently with implementation of the Transaction and CBCA Plan, or (B) the termination of any support agreement with holder(s) of Convertible Debentures in connection with any repayment of such Convertible Debentures as permitted under the Term Sheet;

(xi)	the Company makes any cash payment of principal or interest to any holder of, or on account of, the Convertible Debentures while this Agreement is in effect (except as permitted under the Term Sheet);

(xii)

the Company makes any cash payment under any equity or equity-linked incentive plan (other than in respect of any existing equity awards in the ordinary course pursuant to the terms of the Company’s existing equity incentive plans) without the prior written consent of the Initial Consenting Noteholders; or

(xiii)	if any court of competent jurisdiction has entered a final non-appealable judgment or order declaring this Agreement or any material portion thereof to be unenforceable (subject to Section 16(r)), in each case unless the event giving rise to the termination rights is waived or cured in accordance with the terms hereof. Any such termination of the Agreement as to all Parties shall be effective upon the giving of written notice by the Initial Consenting Noteholder in accordance with Section 16(q).

(b)

This Agreement (and, for certainty, any Joinder Agreement) may be terminated by the Company as to all Parties by providing written notice to the Consenting Noteholders in accordance with Section 16(q) upon the occurrence and continuation of any of the following events:

(i)	if at any time the Consenting Noteholders that are party to this Agreement hold in aggregate less than 66 2/3% of the principal amount of outstanding Existing Senior Unsecured Notes;

(ii)	the Company enters into a written agreement, or publicly announces its intention, to pursue a Superior Proposal in accordance with Section 10;

(iii)	the Existing Senior Unsecured Notes are repaid in cash in full prior to the Effective Date;

(iv)	the Transaction is not completed by the Outside Date, or such later date as the Company and the Initial Consenting Noteholders may agree;

(v)

if any final decision, order or decree is made by a Governmental Entity or an action or investigation is announced or commenced by any Governmental Entity, in consequence of or in connection with the Transaction that restrains, prohibits or materially impedes the Transaction, in each case unless the event giving rise to the termination rights is waived or cured in accordance with the terms hereof.

(c)

This Agreement (and, for certainty, any Joinder Agreement) may be terminated by the Company as to a breaching Consenting Noteholder (the “Breaching Noteholder”) only, by providing written notice to such Breaching Noteholder in accordance with Section 16(q);

(i)

if the Breaching Noteholder has taken any action inconsistent with this Agreement or failed to comply with, or defaulted in the performance or observance of, in any material respect, any term, condition, covenant or agreement set forth in this Agreement that has not been cured (if susceptible to cure) within five (5) Business Days after written notice by the Company to the Breaching Noteholder of such failure or default; or

(ii)

any representation, warranty or acknowledgement of such Breaching Noteholder made in this Agreement shall prove untrue in any material respect as of the date when made that has not been cured (if susceptible to cure) within five (5) Business Days after written notice by the Company to the Breaching Noteholder of such breach, and the Breaching Noteholder shall thereupon no longer be a Consenting Noteholder.

(d)

If this Agreement is amended, modified or supplemented in a manner which (i) adversely affects the recoveries and treatment of Consenting Noteholders compared to the recoveries and treatment set forth in the Term Sheet, or (ii) extends the Outside Date beyond July 15, 2019, then any Consenting Noteholder that objects to any such amendment, modification or supplement may, within five (5) Business Days of receiving notice of such amendment, modification or supplement, terminate such Consenting Noteholder’s obligations under this Agreement by providing written notice to the Company in accordance with Section 16(q) and such Consenting Noteholder shall thereupon no longer be a Consenting Noteholder.

(e)	This Agreement may be terminated at any time as to all Parties by mutual written consent of the Company and the Initial Consenting Noteholders.

(f)	This Agreement shall terminate automatically as to all Parties on the Effective Date upon the implementation of the Transaction.

(g)

The Company hereby consents to the termination of this Agreement if terminated in accordance with Sections 11(a), 11(c), or 11(d) and hereby waives any application of the stay of proceedings granted in the CBCA Proceedings on any such termination.

12.	Effect of Termination

(a)

Upon termination of this Agreement as to any Party pursuant to the terms hereof, this Agreement shall be of no further force and effect as to such Party, and each such Party hereto shall be automatically and simultaneously released from its commitments, undertakings and agreements under this Agreement, except for the rights, agreements, commitments and obligations under Sections 4(j), 4(m), 5(w) (solely with respect to any fees and expenses incurred up to the date of termination of this Agreement), 12, 13 and 16, which shall survive the termination of this Agreement, and each Party shall have the rights and remedies that it would have had if it had not entered into this Agreement and shall be entitled to take all actions, whether with respect to the Transaction or otherwise, that it would have been entitled to take had it not entered into this Agreement. For greater certainty, the representations, warranties and covenants herein shall not survive and shall be of no further force or effect from and after the Effective Date, provided that the rights, agreements, commitments and obligations under Sections 12, 13 and 16, shall survive the Effective Date. Each Party shall be responsible and shall remain liable for any breach of this Agreement by such Party occurring prior to the termination of this Agreement.

(b)

Upon termination of this Agreement (other than a termination pursuant to Section 11(f)), any and all votes submitted by the Consenting Noteholders in respect of the CBCA Plan will (unless any such Consenting Noteholder notifies the Company in writing otherwise) be deemed to be automatically withdrawn and shall have no effect in any other restructuring proceeding involving the Company.

13.	Confidentiality

The Company agrees, on its own behalf and on behalf of its Representatives, not to disclose the identity of, or the principal amount of Relevant Debt or number of Relevant Shares held by, any individual Consenting Noteholder; provided, however, that such information may be disclosed: (i) to the Representatives of the Company, provided that each such Representative (a) needs to know such information for purposes of the Transaction, (b) is informed of the confidentiality of such information, and (c) is advised to act in accordance with the terms of this confidentiality provision; and (ii) in response to, and to the extent required (as determined by the Company following advice of the Company’s legal counsel) by applicable Law, by any stock exchange rules on which its securities are traded, by any Governmental Entity or by any subpoena or other legal process, including, without limitation, by any court of competent jurisdiction or applicable rules, regulations or procedures of a court of competent jurisdiction; provided that, if the Company or any of its Representatives is required to disclose the identity or specific holdings of a Consenting Noteholder in the manner set out in the preceding sentence, the Company shall provide the Consenting Noteholder with prompt written notice of any such requirement, to the extent permissible and practicable under the circumstances, so that the Consenting Noteholder may (at the Consenting Noteholder’s sole expense) seek a protective order or other appropriate remedy or waiver of compliance with such requirement; provided further that (x) the aggregate principal amount of Relevant Debt and number of Relevant Shares held by all Consenting Noteholders collectively, from time to time, in the aggregate, may be set out in any public disclosure, including, without limitation, press releases and court materials, produced by the Company, (y) the Company may disclose the identity and holdings of Relevant Debt and Relevant Shares of a Consenting Noteholder in any action to enforce this Agreement against such Consenting Noteholder, and only to the extent necessary to enforce this Agreement against such Consenting Noteholder, and (z) the Company may disclose in any proxy or information circulars (and any supplements and/or related materials, including press releases and/or court materials relating to the CBCA Plan): (A) the identity of and number of Relevant Shares held by a Consenting Noteholder, and/or common shares of the Company expected to be held by a Consenting Noteholder on implementation of the Transaction, to the extent required by applicable securities laws or any stock exchange rules on which the Company’s securities are traded (as determined by the Company following advice of the Company’s legal counsel and in consultation with the Initial Consenting Noteholder Advisors), (B) the identity of and amount of Relevant Debt held by a Consenting Noteholder if such Consenting Noteholder holds more than 33% of the aggregate Senior Unsecured Notes, and/or (C) the identity of any Consenting Noteholder that is entitled to vote at two or more meetings held in respect of the CBCA Plan based on their holdings of debt and/or equity of the Company. The Company further agrees that any public filings of this Agreement that includes executed signature pages to this Agreement shall include such signature pages only in redacted form with respect to the identity and holdings of each Consenting Noteholder.

14.	Further Assurances

Subject to the terms and conditions of this Agreement, each Party shall use commercially reasonable efforts to perform all obligations required to be performed by it under this Agreement and take all such actions as are commercially reasonable, deliver to the other Parties such further information and documents, and execute and deliver to the other Parties such further instruments and agreements as another Party shall reasonably request to consummate or confirm the transactions provided for in this Agreement, to accomplish the purpose of this Agreement or to assure to the other Party the benefits of this Agreement, including, the consummation of the Transaction.

15.	Public Announcements

All public announcements in respect of the Transaction shall be made solely by the Company, and shall be in form and substance acceptable to the Company and the Initial Consenting Noteholders, each acting reasonably; provided that, nothing herein shall prevent a Party from making public disclosure in respect of the Transaction to the extent required by applicable Law.

16.	Miscellaneous

(a)

Notwithstanding anything herein to the contrary, this Agreement applies only to each Consenting Noteholder’s Relevant Debt and Relevant Shares (including any Additional Debt and Additional Shares in accordance with Section 4(c) hereof) and to each Consenting Noteholder solely with respect to its legal and/or beneficial ownership of, or its investment and voting discretion over, its Relevant Debt and Relevant Shares (including any Additional Debt and Additional Shares in accordance with Section 4(c) hereof) and not, for greater certainty, to any other securities, loans or obligations that may be held by any client of such Consenting Noteholder whose funds or accounts are managed by such Consenting Noteholder, where those funds or accounts are not otherwise subject to this Agreement (including, for greater certainty, where such funds or accounts become subject to any Transfer permitted pursuant to Section 4(b)(i) hereof) and, without limiting the generality of the foregoing, shall not apply to:

(i)

any securities, loans or other obligations that may be held, acquired or sold by, or any activities, services or businesses conducted or provided by, any group or business unit within an Affiliate of the Consenting Noteholder: (A) that has not been involved in and is not acting at the direction of or with knowledge of the affairs of the Company provided by any Person involved in the Transaction discussions; or (B) that is on the other side of an information firewall with respect to the officers, partners and employees of such Consenting Noteholder who have been working on the Transaction and is not acting at the direction of or with knowledge of the affairs of any of the Company provided by any officers, partners and employees of such Consenting Noteholder who have been working on the Transaction;

(ii)

any securities, loans or other obligations that may be beneficially owned by clients of a Consenting Noteholder, including accounts or funds managed by the Consenting Noteholder, that are not Relevant Debt or Relevant Shares; or

(iii)	any securities, loans or other obligations that may be beneficially owned by clients of a Consenting Noteholder that are not managed or administered by the Consenting Noteholder.

(b)

Subject to Sections 4 and 16(a) hereof, nothing in this Agreement is intended to preclude a Consenting Noteholder from engaging in any securities transactions, subject to (i) compliance with applicable securities Laws and (ii) the agreements set forth herein with respect to the Consenting Noteholder’s Relevant Debt and Relevant Shares.

(c)

At any time, an Unsecured Noteholder that is not a Consenting Noteholder may agree with the Company to become a Party to this Agreement by executing and delivering pursuant to Section 16(q) hereof to the Company, with copies to Goodmans LLP and to the Initial Consenting Noteholder Advisors, a Joinder Agreement (provided that any such Unsecured Noteholder shall have the right, in its discretion, to redact its holdings information from the copy of the Joinder Agreement provided to the Initial Consenting Noteholder Advisors).

(d)

The headings in this Agreement are for convenience of reference and are not part of and are not intended to govern, limit, modify, restrict or aid in the construction or interpretation of any term or provision hereof.

(e)	Unless the context otherwise requires, words importing the singular shall include the plural and vice versa and words importing any gender shall include all genders.

(f)	Unless otherwise specifically indicated, all sums of money referred to in this Agreement are expressed in lawful money of Canada.

(g)

This Agreement (including the Term Sheet and the other schedules attached to this Agreement) constitutes the entire agreement among the Parties and supersedes all prior agreements and understandings, both oral and written, among the Parties with respect to the subject matter hereof; provided, however, that this Agreement does not alter or supersede any confidentiality or non-disclosure agreement in effect between the Company and any of the Consenting Noteholders and/or the Initial Consenting Noteholder Advisors. No prior history, pattern or practice of sharing confidences among or between the Parties shall in any way affect or negate this understanding and agreement.

(h)

Any Person signing this Agreement in a representative capacity (i) represents and warrants that he/she is authorized to sign this Agreement on behalf of the Party he/she represents and that his/her signature upon this Agreement will bind the represented Party to the terms hereof, and (ii) acknowledges that the other Party hereto has relied upon such representation and warranty.

(i)

None of the Consenting Noteholders shall have any fiduciary duty, any duty of trust or confidence in any form, or other duties or responsibilities to each other, the Company or its Affiliates, or the Company’s or its Affiliates’ creditors or other stakeholders and, other than as expressly set forth in this Agreement, there are no commitments among or between the Consenting Noteholders with respect to the subject matter hereof.

(j)

Except as otherwise expressly provided herein, this Agreement may be modified, amended or supplemented as to any matter by an instrument in writing (which may include email) by the Company and the Initial Consenting Noteholders, and any matter requiring the agreement, waiver, consent, acceptance or approval under this Agreement of the Consenting Noteholders shall require the agreement, waiver, consent, acceptance or approval of the Initial Consenting Noteholders in writing (which may include email). The Company shall be entitled to rely on written confirmation (which may include email) from the Initial Consenting Noteholder Advisors that the Initial Consenting Noteholders have agreed, waived, consented to, accepted or approved a particular matter pursuant to this Agreement without any obligation to inquire into the Initial Consenting Noteholder Advisors’ authority to do so on behalf of the Initial Consenting Noteholders. The Consenting Noteholders shall be entitled to rely on written confirmation from Goodmans LLP (which may include email) that the Company has agreed, waived, consented to, accepted or approved a particular matter pursuant to this Agreement.

(k)

If the transactions contemplated herein are not consummated, or if this Agreement is terminated for any reason, the Parties fully reserve any and all rights. Pursuant to applicable rules of evidence, including Federal Rule of Evidence 408 and rules of similar import, this Agreement and all negotiations relating to this Agreement shall not be admissible into evidence in any proceeding other than to prove the existence of this Agreement or in a proceeding to enforce the terms of this Agreement or the payment of damages to which a Party may be entitled under this Agreement.

(l)

It is understood and agreed that none of the Consenting Noteholders have any agreements, commitments or undertakings by, among or between any of them with respect to any voting arrangements or otherwise in connection with the Transaction or otherwise respect to the matters that are the subject of this Agreement.

(m)	Time is of the essence in the performance of the Parties’ respective obligations. Any date, time or period referred to in this Agreement shall be of the essence,

except to the extent to which the Parties agree in writing (which may include email) to vary any date, time or period, in which event the varied date, time or period shall be of the essence.

(n)	No condition in this Agreement shall be enforceable by a Party if any failure to satisfy such condition results from an action, error or omissions by or within the control of such Party.

(o)	The agreements, representations and obligations of the Consenting Noteholders under this Agreement are, in all respects, several and not joint and several.

(p)

No failure or delay by any Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise.

(q)

All notices and other communications which may be or are required to be given pursuant to any provision of this Agreement shall be given or made in writing and shall be deemed to be validly given if delivered in person, internationally recognized overnight courier or email. All notices required or permitted hereunder shall be deemed effectively given: (i) upon personal delivery to the Party to be notified, (ii) when sent by email if sent during normal business hours of the recipient, and if not, then on the next Business Day of the recipient, or (iii) one (1) Business Day after deposit with an internationally recognized overnight courier, specifying next day delivery, with written verification of receipt. Any Party may change the address to which notice should be given to such Party by providing written notice to the other Parties hereto of such change. The address and email for each of the Parties shall be as follows:

(i)	If to the Company, at:

Bellatrix Exploration Ltd.
1920, 800 5th Avenue SW
Calgary, Alberta T2P 3T6
Canada

Attention: Charles R. Kraus
Email: Chuck.Kraus@bxe.com

With a required copy (which shall not be deemed notice) to:

Goodmans LLP
333 Bay Street, Suite 3400
Toronto, Ontario M5H 2S7
Canada

Attention: Robert J. Chadwick / Caroline Descours
Email: rchadwick@goodmans.ca / cdescours@goodmans.ca

(ii)

If to one or more of the Initial Consenting Noteholders, at the address set forth for each applicable Initial Consenting Noteholder on its signature page to this Agreement, with a required copy (which shall not be deemed notice) to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, NY 10019

Attention:              Andrew N. Rosenberg

Email:                    arosenberg@paulweiss.com

and to:

Bennett Jones LLP

3400 One First Canadian Place, P.O. Box 130

Toronto, ON M5X 1A4

Attention:               Kevin Zych

Email:                     zychk@bennettjones.com

(iii)

If to one or more of the Consenting Noteholders that is not an Initial Consenting Noteholder, at the address set forth for each applicable Consenting Noteholder on its signature page to this Agreement or a Joinder Agreement.

(r)

If any term or other provision of this Agreement is held by a court of competent jurisdiction to be invalid, illegal, void or unenforceable, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, void or unenforceable, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the terms of this Agreement remain as originally contemplated to the greatest extent possible.

(s)	Unless expressly stated herein, this Agreement shall be solely for the benefit of the Parties and no other Person shall be a third party beneficiary hereof.

(t)

Except as otherwise set forth in Section 4(b), no Party may assign, delegate or otherwise transfer any of its rights, interests or obligations under this Agreement without the prior written consent of the other Parties hereto.

(u)

It is understood and agreed by the Parties that money damages would not be a sufficient remedy for any breach of this Agreement and each non-breaching Party shall be entitled, in addition to any other remedy that may be available under applicable law, to specific performance and injunctive or other equitable relief as a remedy of any such breach, including an order by a court of competent jurisdiction requiring any Party to comply promptly with any of such obligations, without the necessity of proving the inadequacy of money damages as a remedy. Each Party hereby waives any requirement for the security or posting of any bond in connection with such remedies.

(v)

All rights, powers, and remedies provided under this Agreement or otherwise in respect hereof at Law or in equity shall be cumulative and not alternative, and the exercise of any right, power, or remedy thereof by any Party shall not preclude the simultaneous or later exercise of any other such right, power, or remedy by such Party.

(w)

This Agreement shall be governed by, construed and interpreted in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein, without regard to principles of conflicts of law. Each Party submits to the jurisdiction of the courts of the Province of Ontario in any action or proceeding arising out of or relating to this Agreement. The Parties shall not raise any objection to the venue of any proceedings in any such court, including the objection that the proceedings have been brought in an inconvenient forum.

(x)

The Parties waive any right to trial by jury in any proceeding arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement, present or future, and whether sounding in contract, tort or otherwise. Any Party may file a copy of this provision with any court as written evidence of the knowing, voluntary and bargained for agreement between the Parties irrevocably to waive trial by jury, and that any proceeding whatsoever between them relating to this Agreement or any of the transactions contemplated by this Agreement shall instead be tried by a judge or judges of the court sitting without a jury.

(y)

This Agreement may be signed in counterparts, each of which, when taken together, shall be deemed an original. Execution of this Agreement is effective if a signature is delivered by electronic (e.g., pdf) transmission.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, this Agreement has been agreed and accepted as of the date first written above.

BELLATRIX EXPLORATION LTD.

Per:	[Signed]

Name:

Title:

[Signature Page to the Support Agreement – Senior Unsecured Notes]

CONFIDENTIAL

Name of Consenting Noteholder:	[Consenting Noteholder Signature Redacted]

By:
[Redacted]
Name:

Title:

Jurisdiction of residence for legal purposes:		[Redacted]

Email:		[Redacted]

Address:		[Redacted]

[Redacted]

[Redacted]

Debt Document	Principal Amount	Custodian / CDS or DTC Participant
Amended and Restated Credit Agreement dated September 11, 2018	[Redacted]	[Redacted]
8.5% Existing Second Lien Notes due 2023	[Redacted]	[Redacted]
8.5% Existing Senior Unsecured Notes due 2020	[Redacted]	[Redacted]
6.75% Convertible Debentures due 2021	[Redacted]	[Redacted]

Common Shares	Number of Shares	Custodian / CDS or DTC Participant
[Redacted]	[Redacted]	[Redacted]

[Signature Page to the Support Agreement]

SCHEDULE A

DEFINITIONS

“Additional Debt” has the meaning set forth in Section 4(c).

“Additional Shares” has the meaning set forth in Section 4(c).

“Affiliate” of any Person shall mean any Person directly or indirectly controlling, controlled by, or under common control with, such Person; provided, that, for the purposes of this definition, “control” (including, with correlative meanings, the terms “controlled by” and “under common control with”), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise. For greater certainty, an Affiliate of a Person shall include such Person’s investment funds and managed accounts and any funds managed or directed by the same investment adviser.

“Agreement” has the meaning set forth in the preamble to this Agreement.

“Board” means the board of directors of the Company.

“Breaching Noteholder” has the meaning set forth in Section 11(c).

“Business Day” means each day, other than a Saturday or Sunday or a statutory or civic holiday, on which banks are open for business in Toronto, Ontario, Calgary, Alberta, and New York, NY.

“CBCA” means the Canada Business Corporations Act, R.S.C., 1985, c. C-44, as amended.

“CBCA Matter” has the meaning set forth in Section 4(j).

“CBCA Plan” has the meaning set forth in the preamble to this Agreement.

“CBCA Proceedings” has the meaning set forth in the preamble to this Agreement.

“Company” has the meaning set forth in the preamble to this Agreement.

“Company Key Personnel” means the Company’s chief executive officer, chief financial officer, chief operating officer and general counsel.

“Consent Date” means May 15, 2019, or such later date as may be determined by the Company, in consultation with the Initial Consenting Noteholders.

“Consenting Debentureholders” means holders of Convertible Debentures who, on or prior to the Consent Date, enter into a support agreement with the Company in respect of the Transaction and comply with their obligations pursuant thereto, vote in favour of the CBCA Plan, and/or otherwise support the Transaction, in each case in a manner acceptable to the Company acting reasonably.

“Consenting Noteholders” has the meaning set forth in the preamble to this Agreement.

“Contracts” means all agreements, contracts, leases (whether for real or personal property), purchase orders, undertakings, covenants not to compete, employment agreements, confidentiality agreements, licenses, instruments, obligations and commitments to which a Person is a party or by which a Person or any of its assets are bound or affected, whether written or oral.

“Convertible Debenture Indenture” means the Debenture Indenture dated as of August 6, 2016 between Bellatrix Exploration Ltd. and the Convertible Debenture Trustee, as amended from time to time.

“Convertible Debenture Trustee” means the Computershare Trust Company of Canada, in its capacity as trustee under the Convertible Debenture Indenture.

“Convertible Debentures” means the convertible debentures issued pursuant to the Debenture Indenture dated as of August 6, 2016 between the Company and Computershare Trust Company of Canada.

“Court” means the Ontario Superior Court of Justice (Commercial List).

“Definitive Documents” means all material agreements, transaction documents and court materials and other material documents in connection with the Transaction and the CBCA Proceedings (as applicable) and any and all amendments, modifications or supplements relating to any of the foregoing, including, without limitation, (a) this Agreement, (b) the Term Sheet, (c) the CBCA Plan and all supplements and exhibits thereto, (d) the Information Circular, (e) the Interim Order and the Final Order and all motions or applications and other material Court documents filed in connection with the CBCA Plan, (f) the New Third Lien Notes indenture and related documents, (g) any registration rights agreement for the Initial Consenting Noteholders, and (h) the organizational and governance documents in respect of the Company as agreed to by the Company and the Initial Consenting Noteholders, each in form and substance acceptable to the Company and the Initial Consenting Noteholders, each acting reasonably.

“EDGAR” means the Electronic Data Gathering, Analysis, and Retrieval System.

“Effective Date” means the date on which the Transaction is completed.

“Existing Intercreditor Agreement” means the intercreditor and priority agreement dated as of September 11, 2018, among National Bank of Canada, as agent under the Revolving Credit Facility, U.S. Bank National Association as agent under the Existing Second Lien Note Purchase Agreement, and the Company.

“Existing Second Lien Note Purchase Agreement” means the Note Purchase Agreement dated July 25, 2018 among the Company, as Issuer, Existing Second Lien Notes Agent, as Agent, and the other persons signatory thereto, as amended from time to time.

“Existing Second Lien Noteholders” means the holders of Existing Second Lien Notes.

“Existing Second Lien Notes” means the Company’s U.S. dollar 8.5% second lien notes due 2023 issued pursuant to the Existing Second Lien Note Purchase Agreement.

“Existing Second Lien Notes Agent” means U.S. Bank National Association, as agent under the Existing Second Lien Note Purchase Agreement.

“Existing Senior Unsecured Notes” has the meaning set forth in the preamble to this Agreement.

“Existing Senior Unsecured Notes Indenture” has the meaning set forth in the preamble to this Agreement.

“Existing Senior Unsecured Notes Trustee” has the meaning set forth in the preamble to this Agreement.

“Existing Shares” means the common shares of the Company issued and outstanding prior to the implementation of the Transaction.

“Final Order” means a final order of the Court pursuant to the CBCA that, inter alia, approves the CBCA Plan.

“First Lien Agent” means National Bank of Canada, as administrative agent, under the First Lien Credit Agreement.

“First Lien Credit Agreement” means the Amended and Restated Credit Agreement among the Company, as borrower, the First Lien Agent, and the First Lien Lenders dated September 11, 2018.

“First Lien Debt” means the debt outstanding under First Lien Credit Agreement.

“First Lien Lenders” means the lenders under the First Lien Credit Agreement.

“Forbearance Period” has the meaning set forth in Section 4(k).

“Governmental Entity” means any government, regulatory authority, governmental department, agency, commission, bureau, official, minister, Crown corporation, court, board, tribunal or dispute settlement panel or other law, rule or regulation-making organization or entity: (a) having or purporting to have jurisdiction on behalf of any nation, province, territory or state or any other geographic or political subdivision of any of them; or (b) exercising, or entitled or purporting to exercise any administrative, executive, judicial, legislative, policy, regulatory or taxing authority or power.

“IFRS” means the International Financial Reporting Standards.

“Information” means all information set forth or incorporated in the Company’s public disclosure documents filed on SEDAR and EDGAR and all information otherwise provided to the Initial Consenting Noteholders by the Company or its Representatives (including through any virtual data room), in each case prior to the date of this Agreement.

“Information Circular” means the management information circular of the Company in respect of the CBCA Plan, including all schedules, appendices and exhibits to, and information incorporated by reference in, such management information circular to be sent by the Company to, inter alia, the Unsecured Noteholders in connection with the Unsecured Noteholder Meeting, as amended, supplemented or otherwise modified from time to time in accordance with the terms of this Agreement.

“Initial Consenting Noteholder Advisors” means Paul, Weiss, Rifkind, Wharton & Garrison LLP, Bennett Jones LLP and Stephens Inc.

“Initial Consenting Noteholders” means the Consenting Noteholders who have executed this Agreement on the date on the first page of this Agreement.

“Interest Non-Payment” has the meaning set forth in Section 4(k).

“Interim Order” means an interim order of the Court pursuant to the CBCA that, inter alia, provides for the calling of the Unsecured Noteholder Meeting to consider and vote on the CBCA Plan.

“Joinder Agreement” means a joinder agreement, substantially in the form attached as Schedule “B” to this Agreement, pursuant to which an Unsecured Noteholder agrees, among other things, to be bound by and subject to the terms of this Agreement and thereby may become a Consenting Noteholder.

“Law” or “Laws” means any law, statute, order, decree, consent decree, judgment, rule regulation, ordinance or other pronouncement having the effect of law whether in Canada, the United States or any other country, or any domestic or foreign state, county, province, city or other political subdivision or of any Governmental Entity.

“Material Contract” means each Contract and other instrument or document (including any amendment to any of the foregoing) of the Company: (i) with any of the directors or officers of the Company; (ii) that in any way purports to materially restrict the business activity of the Company or to limit the freedom of the Company to engage in any line of business or to compete with any Person or in any geographic area or to hire or retain any Person; (iii) that is material to the business of the Company; and (iv) any other Contract, if a breach of such Contract would reasonably be expected to have a material adverse effect on the Company.

“Milestones” means those milestones set forth in Section 5(b) hereof.

“New Common Shares” means new common shares of the Company to be issued on the Effective Date by the Company on the terms set forth in the Term Sheet and/or as may otherwise be agreed by the Company and the Initial Consenting Noteholders.

“New Second Lien Notes” means new U.S. dollar 8.5% second lien notes due 2023 in the aggregate amount of US$50,000,000 to be issued on the Effective Date by the Company on the terms set forth in the Term Sheet and/or as may otherwise be agreed by the Company and the Initial Consenting Noteholders.

“New Third Lien Notes” means new U.S. dollar third lien notes due 2023 in the aggregate principal amount of US$50 million to be issued on the Effective Date by the Company with (i) a maturity of December 15, 2023, (ii) an option for the Company to pay an interest rate of (1) (a) 12.5% (of which 9.5% shall be paid in kind and 3.0% shall be paid in cash) until December 31, 2021, and (b) 9.5% paid in cash after December 31, 2021, or (2) 9.5% paid in cash, (iii) security on collateral on a third priority basis to the liens securing the obligations under the Existing Second Lien Note Purchase Agreement, (iv) an option for the Company to pay down the New Third Lien Notes in full or in part, at any time, and from time to time, without any penalty or premium, and (v) such other terms and conditions as agreed by the Company and the Initial Consenting Noteholders.

“Outside Date” means June 30, 2019, or such other date as the Company and the Initial Consenting Noteholders may agree.

“Parties” and “Party” each have the meaning set forth in the preamble to this Agreement.

“Person” means any individual, sole proprietorship, limited or unlimited liability corporation, partnership, unincorporated association, unincorporated syndicate, unincorporated organization, body corporate, joint venture, trust, pension fund, union, Governmental Entity, and a natural person including in such person’s capacity as trustee, heir, beneficiary, executor, administrator or other legal representative.

“Qualified Marketmaker” has the meaning set forth in Section 4(b).

“Relevant Convertible Debentures” has the meaning set forth in Section 2(a)(iv).

“Relevant Debt” means, collectively, all Relevant Senior Unsecured Notes, Total Senior Unsecured Debt, Relevant First Lien Debt, Total First Lien Debt, Relevant Second Lien Notes, Total Second Lien Debt, Relevant Convertible Debentures and/or Total Convertible Debt held by a Consenting Noteholder.

“Relevant First Lien Debt” has the meaning set forth in Section 2(a)(ii).

“Relevant Second Lien Notes” has the meaning set forth in Section 2(a)(iii).

“Relevant Shares” has the meaning set forth in Section 2(a)(v).

“Relevant Senior Unsecured Notes” has the meaning set forth in Section 2(a)(i).

“Representative” means in respect of a particular Party, that Party’s directors, officers, employees, auditors, financial advisors, legal advisors and other agents.

“Revolving Credit Facility” has the meaning set forth in the Term Sheet.

“SEDAR” means the System for Electronics Document Analysis and Retrieval.

“Superior Proposal” has the meaning set forth in Section 10(b).

“Term Sheet” has the meaning set forth in the preamble to this Agreement.

“Total Convertible Debt” has the meaning set forth in Section 2(a)(iv).

“Total Second Lien Debt” has the meaning set forth in Section 2(a)(iii).

“Total Senior Unsecured Debt” has the meaning set forth in Section 2(a)(i).

“Transaction” has the meaning set forth in preamble to this Agreement.

“Transaction Terms” has the meaning set forth in Section 1.

“Transfer” has the meaning set forth in Section 4(b)(i).

“Transferee” has the meaning set forth in Section 4(b)(i).

“TSX” means the Toronto Stock Exchange.

“Unsecured Noteholder Meeting” means the meeting of the Unsecured Noteholders entitled to vote on the CBCA Plan.

“Unsecured Noteholders” means holders of the Existing Senior Unsecured Notes, and “Unsecured Noteholder” means any holder of Existing Senior Unsecured Notes.

SCHEDULE B

JOINDER AGREEMENT

This Joinder Agreement (the “Joinder Agreement”) is made as of 🌑, 2019 by the undersigned (the “Consenting Party”) in connection with the support agreement dated 🌑, 2019 (the “Support Agreement”) among (i) Bellatrix Exploration Ltd. (the “Company”) and (ii) the Consenting Noteholders (as defined in the Support Agreement) party thereto. Capitalized terms used herein have the meanings assigned to such terms in the Support Agreement unless otherwise defined herein.

WHEREAS the Support Agreement allows Unsecured Noteholders that are not Consenting Noteholders to become a party thereto by executing a Joinder Agreement;

WHEREAS the Consenting Party desires to become a party to, and to be bound by the terms of, the Support Agreement; and

NOW, THEREFORE, in consideration of the premises contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Consenting Party hereby agree as follows:

1.	The Consenting Party hereby acknowledges that the Consenting Party has received and reviewed a copy of the Support Agreement.

2.

The Consenting Party hereby acknowledges and agrees to be fully bound as a Consenting Noteholder under the Support Agreement in respect of its Relevant Debt and Relevant Shares that are identified on the signature page hereto, and hereby represents and warrants that the Relevant Debt and Relevant Shares set out on the signature page hereto constitute all of the Relevant Debt and Relevant Shares that are legally or beneficially owned by such Consenting Noteholder or which such Consenting Party has the sole power to vote or dispose of.

3.

The Consenting Party hereby represents and to each of the other Parties that the representations and warranties set forth in Section 2 of the Support Agreement are true and correct with respect to such Consenting Party as if given on the date hereof.

4.

This Joinder Agreement may be executed in several counterparts and by each party on a separate counterpart, each of which when so executed and delivered shall be an original, and all of which together shall constitute one instrument. Delivery of an executed signature page of this Joinder Agreement by email transmission will be effective as delivery of a manually executed counterpart hereof.

5.

This Joinder Agreement and the Support Agreement express the entire understanding of the Parties with respect to the transactions contemplated hereby. No prior negotiations or discussions shall limit, modify, or otherwise affect the provisions hereof.

6.

If any term or other provision of this Joinder Agreement is held by a court of competent jurisdiction to be invalid, illegal, void or unenforceable, all other terms and provisions of this Joinder Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, void or unenforceable, the parties hereto shall negotiate in good faith to modify this Joinder Agreement so as to effect the original intent of the parties hereto as closely as possible in a mutually acceptable manner in order that the terms of this Joinder Agreement remain as originally contemplated to the greatest extent possible.

7.

This Joinder Agreement shall be governed by, construed and interpreted in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein (excluding any conflict of laws rule or principle which might refer such construction to the laws of another jurisdiction) and all actions or proceedings arising out of or relating to this Joinder Agreement shall be heard and determined exclusively in the courts of the Province of Ontario.

[Signature Page Follows]

CONFIDENTIAL

IN WITNESS WHEREOF, the undersigned has caused this Joinder Agreement to be duly executed and delivered by its proper and duly authorized officer as of the date first written above.

Name of Consenting Noteholder:

By:
Name:

Title:

Jurisdiction of residence for legal purposes:
Email:
Address:

Debt Document	Principal Amount	Custodian / CDS or DTC Participant
Amended and Restated Credit Agreement dated September 11, 2018
8.5% Existing Second Lien Notes due 2023
8.5% Existing Senior Unsecured Notes due 2020
6.75% Convertible Debentures due 2021

Common Shares	Number of Shares	Custodian / CDS or DTC Participant

[Signature Page to the Joinder Agreement]

SCHEDULE C

TERM SHEET

[See attached]

BELLATRIX EXPLORATION LTD.

EXISTING SENIOR UNSECURED NOTES TRANSACTION

SUMMARY OF PRINCIPAL TERMS AND CONDITIONS

This term sheet dated as of March 28, 2019 (the “Term Sheet”) describes the principal terms pursuant to which Bellatrix Exploration Ltd. (the “Company”) and the Consenting Noteholders will complete a series of transactions (collectively, the “Transaction”) pursuant to which, among other things, all of the Company’s 8.5% senior unsecured notes due 2020 (the “Existing Senior Unsecured Notes”) issued pursuant to the Indenture dated as of May 21, 2015, among the Company, as Issuer, and U.S. National Association, as Trustee, as amended from time to time (the “Existing Senior Unsecured Notes Indenture”) will be exchanged for New Second Lien Notes, New Third Lien Notes and New Common Shares pursuant to a plan of arrangement (the “CBCA Plan”) to be implemented pursuant to proceedings (the “CBCA Proceedings”) under the Canada Business Corporations Act (the “CBCA”), subject to the terms and conditions set forth in this Term Sheet and/or as may otherwise be agreed by the Company and the Initial Consenting Noteholders.1

Capitalized terms used and not otherwise defined in this Term Sheet shall be as defined in Section V of this Term Sheet.

This Term Sheet and the information contained herein is strictly private and confidential and is not to be disclosed in any manner whatsoever without the prior written consent of Goodmans LLP, as counsel to the Company. Notwithstanding the foregoing, it is intended that this Term Sheet would be appended to a definitive Support Agreement to be executed by the Company and the Consenting Noteholders and filed by the Company, together with the form of Support Agreement, on SEDAR and EDGAR and filed with the court, together with the form of Support Agreement, in connection with the CBCA Proceedings or other applicable court proceedings in connection with the implementation of the Transaction, as applicable.

This Term Sheet is for discussion and settlement purposes only and is subject to the provisions of Rule 408 of the Federal Rules of Evidence and other similar applicable state and federal rules of the United States and similar Canadian rules and laws. This Term Sheet is not an offer with respect to any securities or a solicitation of votes with respect to a restructuring plan. This Term Sheet shall not be construed as (i) an offer capable of acceptance, (ii) a binding agreement of any kind, (iii) a commitment to enter into, or offer to enter into, any agreement, or (iv) an agreement to file any restructuring plan or commence any restructuring proceedings or consummate any transaction or to vote for or otherwise support any restructuring plan. This Term Sheet is subject to, among other things, negotiation and execution of definitive documentation.

1 This Term Sheet does not purport to summarize all of the terms, conditions, representations, warranties and other provisions with respect to the transactions referred to herein, which transactions will be entered into on the basis of mutually satisfactory definitive documentation after, among other things, receipt of necessary internal and external approvals.

I.	TRANSACTION

Exchange of Existing Senior Unsecured Notes

The Transaction shall provide for the exchange of the outstanding Existing Senior Unsecured Notes for New Second Lien Notes, New Third Lien Notes and New Common Shares, as applicable, as further set out herein.

The Transaction shall be implemented pursuant to a CBCA Plan binding all Senior Unsecured Noteholders and the Company.

Pursuant to the CBCA Plan:

1)  each Consenting Noteholder will become entitled to receive on the date of implementation of the Transaction (the “Effective Date”) in exchange for, and in full and final extinguishment and cancellation of, its Existing Senior Unsecured Notes and Existing Senior Unsecured Noteholder Claims (including, for certainty, all accrued and unpaid interest):

a) payment in cash of the portion of the Cash Interest Payment in respect of its Existing Senior Unsecured Notes;

b) New Second Lien Notes in a principal amount equal to its Consenting Noteholder New Second Lien Note Amount;

c) its Consenting Noteholder Pro Rata Share of the New Third Lien Notes; and

d) its Consenting Noteholder Pro Rata Share of the Senior Unsecured Noteholder New Common Share Pool;

2)  each Senior Unsecured Noteholder that is not a Consenting Noteholder will become entitled to receive on the Effective Date in exchange for, and in full and final extinguishment and cancellation of, its Existing Senior Unsecured Notes and Existing Senior Unsecured Noteholder Claims (including, for certainty, all accrued and unpaid interest):

a) payment in cash of the portion of the Cash Interest Payment in respect of its Existing Senior Unsecured Notes;

b) its Non-Consenting Noteholder Pro Rata Share of the New Third Lien Notes; and

c) its Non-Consenting Noteholder Pro Rata Share of the Senior Unsecured Noteholder New Common Share Pool; and

3) the obligations of the Company with respect to the Existing Senior Unsecured Notes and the Existing Senior Unsecured Notes Indenture shall be irrevocably and finally extinguished, each Senior Unsecured Noteholder shall have no further right, title or interest in or to the Existing Senior Unsecured Notes or its Existing Senior Unsecured Noteholder Claims, and the Existing Senior Unsecured Notes and the Existing Senior Unsecured Notes Indenture shall be fully and finally cancelled and terminated.

Notwithstanding the foregoing, the Company and the Initial Consenting Noteholders shall have the right, prior to the Effective Date, to agree that instead of the Company paying the Cash Interest Payment in cash on the Effective Date, the Company shall issue additional New Third Lien Notes in an aggregate principal amount equal to the amount of the Cash Interest Payment, which additional New Third Lien Notes shall be issued to Senior Unsecured Noteholders on the same basis as the New Third Lien Notes set out above.

The Company and the Initial Consenting Noteholders shall also have the right, prior to the Consent Date, to agree that any Senior Unsecured Noteholder that would own (or would be deemed to own) 25% or more of the issued and outstanding common shares of the Company upon implementation of the Transaction pursuant to the CBCA Plan (a “Significant Holder”) may, in lieu of receiving a portion of the New Common Shares that such Significant Holder would be entitled to receive under the CBCA Plan, receive unlisted warrants exercisable for that portion of such New Common Shares (which warrants would be exercisable without any payment) in order for such Significant Holder to own less than 25% of the issued and outstanding common shares of the Company upon implementation of the Transaction. For certainty, the foregoing is not intended to impact the economic terms of the Transaction and the common shares into which such warrants would be exercisable shall, together with the New Common Shares otherwise issued under the Senior Unsecured Noteholder New Common Share Pool, collectively represent approximately 51% of the aggregate issued and outstanding common shares of the Company on the Effective Date upon implementation of the Transaction pursuant to the CBCA Plan as otherwise set out herein. As an alternative to receiving warrants as set forth above, a Significant Holder may, at its sole option, (i) agree with one or more other Initial Consenting Noteholders, prior to the Consent Date, to reallocate their entitlements to receive New Common Shares and New Third Lien Notes under the CBCA Plan among the Significant Holder and such other Initial Consenting Noteholder(s) or (ii) determine, prior to the Consent Date, to contribute a portion of the New Common Shares that such Significant Holder would otherwise be entitled to receive under the CBCA Plan to the Senior Unsecured Noteholder New Common

Share Pool for the benefit of, and to be issued to, other Senior Unsecured Noteholders, in each case so that the Significant Holder shall not receive more than 25% of the issued and outstanding common shares of the Company upon implementation of the Transaction. The Initial Consenting Noteholders acknowledge and agree that in order for a Significant Holder to receive warrants, reallocate entitlements to receive New Common Shares and New Third Lien Notes under the CBCA Plan with one or more other Initial Consenting Noteholders or contribute a portion of its New Common Shares to the Senior Unsecured Noteholder New Common Share Pool (in each case, “Alternative Consideration”), (i) the Alternative Consideration Conditions shall be satisfied, (ii) the Company and such Significant Holder and, to the extent applicable, the other applicable Initial Consenting Noteholder(s) shall work in good faith to satisfy the Alternative Consideration Conditions and (iii) the Company shall, using commercially reasonable efforts, assist with respect to the transfer of any Senior Unsecured Notes out of DTCC (as defined below) and any subsequent steps required in connection with the implementation of the Alternative Consideration.

Concurrently with or prior to the implementation of the Transaction pursuant to a CBCA Plan, in full and final extinguishment and cancellation of the Convertible Debentures, the Company shall complete an exchange of all the Convertible Debentures for approximately 32.5% of the aggregate issued and outstanding common shares of the Company upon implementation of the Transaction pursuant to the CBCA Plan, or shall otherwise extinguish and cancel the Convertible Debentures in full in exchange for cash from the proceeds of one or more new common equity issuances for up to 32.5% of the aggregate issued and outstanding common shares of the Company upon implementation of the Transaction, provided that nothing in respect of the foregoing shall change any of the consideration (including the percentage of common shares of the Company) to be provided to the Senior Unsecured Noteholders as part of the Transaction.

Timeline for Implementation	The actions necessary to structure and implement the Transaction will be completed within the following timelines:

(a) the Support Agreement shall be executed between the Company and the Initial Consenting Noteholders on or prior to March 28, 2019;

(b)    the Company shall make an application to the Ontario Superior Court of Justice (Commercial List) (the “Court”) on or prior to April 18, 2019 (or such other date as may be agreed by the Company and the Initial Consenting

Noteholders) seeking an interim order under the CBCA (the “Interim Order”) containing, among other things, provisions for the mailing of a CBCA information circular and the CBCA Plan, the calling and holding of necessary meetings of security holders to vote on the CBCA Plan, and a stay of proceedings;

(c) the Court shall have approved the Interim Order on or prior to April 18, 2019 (or such other date as may be agreed by the Company and the Initial Consenting Noteholders);

(d)    the Court shall have approved the final order (the “Final Order”) in respect of the CBCA Plan on or prior to June 12, 2019 (or such other date as may be agreed by the Company and the Initial Consenting Noteholders); and

(e)    the Transaction authorized pursuant to the CBCA Plan shall have been implemented on or prior to June 30, 2019 (or such other date as may be agreed by the Company and the Initial Consenting Noteholders) (the “Outside Date”).

II. SUPPORT AGREEMENT

Support Agreement

A consent and support agreement containing terms and conditions acceptable to the Company and the Initial Consenting Noteholders will be entered into with the Company by each of the Initial Consenting Noteholders and such other Senior Unsecured Noteholders who sign such a consent and support agreement or a Joinder Agreement (collectively, a “Support Agreement”).

III. OTHER TERMS AND CONDITIONS OF THE TRANSACTION

Board Approval	The Board shall have authorized the Transaction.

Corporate Governance

The Initial Consenting Noteholders shall have the right to designate nominees that shall comprise such proportion of the directors on the Board immediately following the Effective Date of the Transaction as agreed to by the Company and the Initial Consenting Noteholders, provided that any existing directors who wish to remain on the Board will be considered. Other governance matters shall be agreed to by the Company and the Initial Consenting Noteholders as part of the Definitive Documentation.

Initial Consenting Noteholders’ Advisors

The Company shall pay the reasonable fees and expenses of Paul, Weiss, Rifkind, Wharton & Garrison LLP, Bennett Jones LLP and Stephens Inc., the legal and financial advisors to the Initial Consenting Noteholders, in each case in accordance with the terms and conditions of written agreements entered into with the Company.

Releases

There shall be usual and customary CBCA Plan releases in connection with the implementation of the Transaction to be effective as of the Effective Date (the “Releases”) which shall, at a minimum, provide that the Company, its affiliates, the Consenting Noteholders, the foregoing parties’ respective officers, directors, principals, members, managed accounts or funds, fund advisors, employees, financial and other advisors, legal counsel and agents, each in their capacity as such, and such other parties as agreed to under the Support Agreement (the “Released Parties”) shall be released and discharged from all present and future actions, causes of action, damages, judgments, executions, obligations and claims of any kind or nature whatsoever arising on or prior to the Effective Date in connection with the Existing Senior Unsecured Notes, the Existing Senior Unsecured Notes Indenture, the Senior Unsecured Notes Exchange Transaction, the Support Agreement, the Transaction, the CBCA Plan, the CBCA Proceedings and the transactions contemplated herein, provided that the Released Parties shall not be released from or in respect of any of their respective obligations under the Transaction, the Support Agreement, the CBCA Plan, as applicable, or any document ancillary to any of the foregoing.

Definitive Documentation

The Company and the Initial Consenting Noteholders shall, in good faith, negotiate, execute and deliver definitive documentation necessary to implement the Transaction (including any modifications, amendments or supplements thereto), each in form and substance acceptable to the Company and the Initial Consenting Noteholders.

Common Share Consolidation	The common shares of the Company may be consolidated in connection with the implementation of the Transaction, as may be determined by the Company and the Initial Consenting Noteholders.

Other Conditions and Approvals	The Transaction shall be subject to other approvals and conditions as are customary for transactions of this nature, including, without limitation, as applicable:

(a) receipt of any and all required consents and approvals from required security holders and other required parties, unless otherwise addressed pursuant to the Final Order;

(b)    as part of the Transaction, all of the Convertible Debentures shall be exchanged in accordance with this Term Sheet and all claims with respect to the Convertible Debentures shall be irrevocably and finally extinguished, discharged and released;

(c) the continued listing of the Company’s common shares on the Toronto Stock Exchange (subject to receipt of customary final documentation);

(d)    extension of the Revolving Credit Facility for a one-year term on substantially similar terms as the current Revolving Credit Facility, and/or with such other terms as are acceptable to the Company and the Initial Consenting Noteholders;

(e)    amendment to the Existing Second Lien Note Purchase Agreement to reflect the terms of and allow for the implementation of the Transaction in accordance with this Term Sheet in form and substance acceptable to the Company and the Initial Consenting Noteholders;

(f)    execution of an intercreditor agreement to reflect the lien subordination of the New Third Lien Notes to the Revolving Credit Facility, the Existing Second Lien Notes and New Second Lien Notes in form and substance acceptable to the Company and the Initial Consenting Noteholders;

(g) the Support Agreement shall remain in full force and effect and shall not have terminated;

(h) entry of the Interim Order and Final Order in form and substance acceptable to the Company and the Initial Consenting Noteholders;

(i)  payment of reasonable documented fees and expenses of Paul, Weiss, Rifkind, Wharton & Garrison LLP, Bennett Jones LLP and Stephens Inc., the legal and financial advisors to the Initial Consenting Noteholders, in each case in accordance with the terms and conditions of written agreements entered into with the Company; and

(j) consummation of the CBCA Plan by the Outside Date.

Equity Incentive Plans

The Company shall not make changes to its existing equity incentive plans or implement any new or additional equity incentive plans, in each case on or prior to the implementation of the Transaction, without the consent of the Initial Consenting Noteholders, and shall not prior to the implementation of the Transaction, without the consent of the Initial Consenting Noteholders, settle any existing equity awards (other than in the ordinary course pursuant to the terms of the existing equity incentive plans) or deem the Transaction to be a change of control pursuant to any existing equity incentive plans.

Second Lien Warrants

The Second Lien Warrants shall be amended as of the Effective Date to represent 5% of the outstanding common shares of the Company following implementation of the Transaction (subject to dilution by issuances under the Company’s equity incentive plans) and to have an amended exercise price equal to the equity value of the common shares of the Company, on a per share basis, based upon a methodology that has been agreed upon by the Company and the Initial Consenting Noteholders. The Second Lien Warrants shall dilute all of the outstanding common shares, including the New Common Shares, of the Company.

Public Announcements

All public announcements in respect of the Transaction shall be in form acceptable to the Company and the Initial Consenting Noteholders, provided that nothing shall prevent a party from making public disclosure in respect of the Transaction to the extent required by applicable law.

IV. OTHER MATTERS

Matters Subject to Approval, Satisfaction or Consent of a Party

In this Term Sheet, unless otherwise specifically provided, where matters are subject to the approval, agreement, acceptance, satisfaction and/or consent of a party, such matters shall be subject to such party acting reasonably.

Fractional Securities

No fractional shares will be issued. Any fractional shares that would otherwise have been issued shall be rounded down to the nearest whole number.

The New Second Lien Notes and New Third Lien Notes shall be issued in minimum increments of $1,000 in U.S. dollars and the amount of New Second Lien Notes and/or New Third Lien Notes that any Senior Unsecured Noteholder may become entitled to pursuant to the Transaction shall in each case be rounded down to the nearest multiple of $1,000 in U.S. dollars without compensation therefor.

Note Ratings	The Company shall use commercially reasonable efforts in order to obtain ratings of the New Second Lien Notes and New Third Lien Notes from two credit rating agencies.

Governing Law	This Term Sheet and the Support Agreement shall be governed by the laws of the Province of Ontario and the laws of Canada applicable therein.

V. DEFINITIONS

Alternative Consideration Conditions

“Alternative Consideration Conditions” means, in respect of a Significant Holder or other Initial Consenting Noteholder to receive Alternative Consideration, (i) transferring its Senior Unsecured Notes out of the Depository Trust & Clearing Corporation (“DTCC”) and into fully registered form prior to the Consent Date, (ii) providing to the Company or its advisors all information reasonably requested in order to implement the issuance of the Alternative Consideration (including applicable registration information in respect of the New Second Lien Notes, New Third Lien Notes and New Common Shares to be issued to such party), and (iii) taking such other steps as the Company or its advisors may advise are reasonably necessary and complying with all applicable laws in order to implement the issuance of the Alternative Consideration.

Cash Interest Payment

“Cash Interest Payment” means, in the aggregate, in respect of the Existing Senior Unsecured Notes, all accrued and unpaid interest, at the contractual non-default rate, outstanding as at the Effective Date, less US$2 million.

Consent Date	“Consent Date” means May 15, 2019, or such later date as may be determined by the Company.

Consenting Noteholder New Notes Pro Rata Share

“Consenting Noteholder New Notes Pro Rata Share” shall be determined based on (i) the total principal amount of Existing Senior Unsecured Notes held by a Consenting Noteholder, as at a record date to be determined, divided by (ii) the aggregate principal amount of Existing Senior Unsecured Notes held by all Consenting Noteholders as at such record date; provided that in no event shall any Consenting Noteholder’s Consenting Noteholder New Notes Pro Rata Share of the New Second Lien Notes Pool exceed the aggregate principal amount of the Existing Senior Unsecured Notes held by such Consenting Noteholder at the applicable time.

Consenting Noteholder New Second Lien Note Amount

“Consenting Noteholder New Second Lien Note Amount” means, in respect of a Consenting Noteholder, the principal amount of its Consenting Noteholder New Notes Pro Rata Share of the New Second Lien Notes Pool; provided that if such Consenting Noteholder New Second Lien Note Amount based on the foregoing calculation is greater than the principal amount of the Existing Senior Unsecured Notes held by such Consenting Noteholder at the applicable time, then such Consenting Noteholder’s Consenting Noteholder New Second Lien Note Amount shall be equal to the principal amount of Existing Senior

Unsecured Notes held by such Consenting Noteholder at the applicable time.

Consenting Noteholder Pro Rata Share

“Consenting Noteholder Pro Rata Share” shall be determined based on (i) the total principal amount of Existing Senior Unsecured Notes held by a Consenting Noteholder, as at a record date to be determined, less its Consenting Noteholder New Second Lien Note Amount, divided by (ii) the aggregate principal amount of Existing Senior Unsecured Notes held by all Senior Unsecured Noteholders as at such record date, less the aggregate Consenting Noteholder New Second Lien Note Amounts of all Consenting Noteholders.

Consenting Noteholders

“Consenting Noteholders” means Senior Unsecured Noteholders who, on or prior to the Consent Date (i) enter into a Support Agreement (including by way of a Joinder Agreement) and comply with their obligations pursuant thereto, (ii) vote in favour of the CBCA Plan and/or (iii) otherwise support the Transaction, in each case in a manner acceptable to the Company acting reasonably.

Convertible Debenture Indenture	“Convertible Debenture Indenture” means the indenture dated as of August 6, 2016 between the Company and Computershare Trust Company of Canada, as amended from time to time.

Convertible Debentures	“Convertible Debentures” means convertible debentures issued pursuant to the Convertible Debenture Indenture.

Existing Second Lien Note Purchase Agreement

“Existing Second Lien Note Purchase Agreement” means the Note Purchase Agreement dated July 25, 2018, among Bellatrix Exploration Ltd., as Issuer, U.S. National Association, as Agent, and the other persons signatory thereto, as amended from time to time.

Existing Second Lien Notes	“Existing Second Lien Notes” means the U.S. dollar 8.5% second lien notes issued pursuant to the Existing Second Lien Note Purchase Agreement.

Existing Senior Unsecured Noteholder Claims

“Existing Senior Unsecured Noteholder Claims” means all outstanding obligations owing by any person or entity, whether as issuer, guarantor or otherwise, with respect to the Existing Senior Unsecured Notes or the Existing Senior Unsecured Notes Indenture as at the Effective Date, including, without limitation, all outstanding principal, accrued and unpaid interest at the applicable contract rate, and any fees and other payments (including any applicable prepayment and/or make-whole amounts) as at the Effective Date.

Initial Consenting	“Initial Consenting Noteholders” means the Consenting

Noteholders	Noteholders that executed a Support Agreement on March 28, 2019.

Joinder Agreement

“Joinder Agreement” means a joinder agreement, the form of which will be appended to the form of Support Agreement, pursuant to which a Senior Unsecured Noteholder agrees, among other things, to be bound by and subject to the terms of the Support Agreement and thereby become a Consenting Noteholder.

New Common Shares	“New Common Shares” means newly issued common shares of the Company to be issued on the Effective Date pursuant to the CBCA Plan.

New Second Lien Notes

“New Second Lien Notes” means new U.S. dollar 8.5% second lien notes due 2023 in the aggregate principal amount of US$50 million to be issued on the Effective Date by the Company pursuant to the Existing Second Lien Note Purchase Agreement and the CBCA Plan.

New Second Lien Notes Pool	“New Second Lien Notes Pool” means New Second Lien Notes in an aggregate principal amount equal to US$50 million.

New Third Lien Notes

“New Third Lien Notes” means new U.S. dollar third lien notes due 2023 in the aggregate principal amount of US$50 million to be issued on the Effective Date by the Company with (i) a maturity of December 15, 2023, (ii) an option for the Company to pay an interest rate of (1) (a) 12.5% (of which 9.5% shall be paid in kind and 3.0% shall be paid in cash) until December 31, 2021, and (b) 9.5% paid in cash after December 31, 2021, or (2) 9.5% paid in cash, (iii) security on collateral on a third priority basis to the liens securing the obligations under the Existing Second Lien Note Purchase Agreement, (iv) an option for the Company to pay down the New Third Lien Notes in full or in part, at any time, and from time to time, without any penalty or premium, and (v) such other terms and conditions as agreed by the Company and the Initial Consenting Noteholders.

Non-Consenting Noteholder Pro Rata Share

“Non-Consenting Noteholder Pro Rata Share” shall be determined based on (i) the total principal amount of Existing Senior Unsecured Notes held by a Senior Unsecured Noteholder that is not a Consenting Noteholder, as at a record date to be determined, divided by (ii) the aggregate principal amount of Existing Senior Unsecured Notes held by all Senior Unsecured Noteholders as at such record date, less the aggregate Consenting Noteholder New Second Lien Note Amounts of all Consenting Noteholders.

Revolving Credit Facility

“Revolving Credit Facility” means the revolving facility governed by the Amended and Restated Credit Agreement among the Company, Borrower, National Bank of Canada, as Administrative Agent, and other parties signatories thereto, dated as of September 11, 2018 (as amended, restated or supplemented from time to time).

Second Lien Warrants	“Second Lien Warrants” means the warrants issued to the holders of the Existing Second Lien Notes in connection with the Senior Unsecured Notes Exchange Transaction.

Senior Unsecured Noteholder New Common Share Pool

“Senior Unsecured Noteholder New Common Share Pool” means New Common Shares representing approximately 51% (and for greater certainty, in no event less than 50.01%) of the aggregate issued and outstanding common shares of the Company on the Effective Date upon implementation of the Transaction pursuant to the CBCA Plan, on a fully diluted basis (subject to dilution on account of the exercise of the Second Lien Warrants, any outstanding or future equity grants pursuant to the Company’s equity incentive plans and any future equity issuances that dilute all common shares of the Company).

Senior Unsecured Noteholders	“Senior Unsecured Noteholders” means holders of Existing Senior Unsecured Notes.

Senior Unsecured Notes Exchange Transaction

“Senior Unsecured Notes Exchange Transaction” means, collectively, (i) the transactions completed by the Company on September 11, 2018 involving, among other things, the exchange of US$80 million in principal amount of previously outstanding Existing Senior Unsecured Notes for US$72 million of principal amount Existing Second Lien Notes and the issuance of additional US$15 million of principal amount of Existing Second Lien Notes pursuant to the Existing Second Lien Note Purchase Agreement, and (ii) the issuance of additional US$15 million of principal amount of Existing Second Lien Notes pursuant to the Existing Second Lien Note Purchase Agreement in December 2018.